Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock

of

DERMIRA, INC.

at

$18.75 Per Share, Net in Cash

by

BALD EAGLE ACQUISITION CORPORATION,

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON FEBRUARY 19, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Bald Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dermira, Inc., a Delaware corporation (“Dermira”), at a purchase price of $18.75 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated January 10, 2020 (as it may be amended from time to time, the “Merger Agreement”), by and among Dermira, Lilly and Purchaser, pursuant to which, after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into Dermira pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Dermira continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Lilly (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Dermira or Dermira’s wholly-owned subsidiary (“Dermira’s subsidiary”) immediately prior to the Effective Time, (ii) Shares owned by Lilly, Purchaser or any other subsidiary of Lilly at the commencement of the Offer and owned by Lilly, Purchaser or any other subsidiary of Lilly immediately prior to the Effective Time or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), less any applicable tax withholding.

Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making payment for Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (1) the Minimum Tender Condition (as defined below in the “Summary Term Sheet”) and (2) the Antitrust Condition (as defined below in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement”). The Offer also is subject to other customary conditions as set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer.” There is no financing condition to the Offer.

The Board of Directors of Dermira (the “Dermira Board”) unanimously: (1) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are advisable, fair to and in the best interests of Dermira and its stockholders; (2) approved the Merger Agreement, and duly authorized and approved the execution, delivery and performance by Dermira of the Merger Agreement and the consummation by Dermira of the Transactions; (3) declared the Merger Agreement and the Transactions advisable; (4) recommended that Dermira’s stockholders tender their Shares in the Offer; and (5) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page i of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 1-888-643-8150

Via Email: DermiraOffer@GEORGESON.COM

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to the Purchaser before the expiration of the Offer.

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer also may be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be found at www.sec.gov. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Dermira contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided to Lilly and Purchaser by Dermira or has been taken from, or is based upon, publicly available documents or records of Dermira on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Lilly and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as described below, all of the issued and outstanding shares of common stock, par value $0.001 per share, of Dermira.

Price Offered Per Share	$18.75, net to the seller in cash, without interest and less any applicable withholding taxes.

Scheduled Expiration of Offer	One minute past 11:59 p.m., Eastern time, on February 19, 2020, unless the Offer is otherwise extended or earlier terminated.

Purchaser	Bald Eagle Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Eli Lilly and Company.

Dermira Board Recommendation:	The Dermira Board unanimously recommends that the holders of Shares tender their Shares pursuant to the Offer.

Who is offering to buy my securities?

Bald Eagle Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Lilly, which was formed solely for the purpose of facilitating an acquisition of Dermira by Lilly, is offering to buy all Shares at a price per share of $18.75, net to the seller in cash, without interest and less any applicable tax withholding.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Lilly. We use the term “Purchaser” to refer to Bald Eagle Acquisition Corporation alone, the term “Lilly” to refer to Eli Lilly and Company alone and the term “Dermira” to refer to Dermira, Inc.

See Section 8 – “Certain Information Concerning Lilly and Purchaser.”

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.

See Section 1 – “Terms of the Offer.”

i

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Dermira. Following the consummation of the Offer, we intend to complete the Merger (as defined below) as soon as practicable. Upon completion of the Merger, Dermira will become a wholly-owned subsidiary of Lilly. In addition, we will cause the Shares to be delisted from The Nasdaq Global Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay $18.75 per Share, net to the seller in cash, without interest and less any applicable tax withholding. We refer to this amount as the “Offer Price.”

See the “Introduction” to this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and Section 18 – “Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. Dermira, Lilly and Purchaser have entered into an Agreement and Plan of Merger, dated January 10, 2020 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Dermira, with Dermira surviving such merger as a wholly-owned subsidiary of Lilly if the Offer is completed (such merger, the “Merger”).

See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Conditions of the Offer.”

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, if you are a U.S. Holder (as defined below), you will recognize capital gain or loss in an amount equal to the difference between (i) the Offer Price and (ii) your tax basis in the Shares sold pursuant to the Offer or exchanged pursuant to the Merger. See Section 5 – “Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer and the Merger.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $1.1 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger. Lilly will provide us with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer, to provide funding for the Merger and to make payments for outstanding stock options and outstanding restricted stock units issued by Dermira pursuant to the Merger Agreement. Lilly has or will have available to it, through a variety of sources, including cash on hand and borrowings at prevailing effective rates under Lilly’s commercial paper program, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Transactions. The Offer is not conditioned upon Lilly’s or the Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.

See Section 9 – “Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

through Lilly, we will have sufficient funds available to purchase all Shares validly tendered (and not withdrawn) in the Offer and, if we consummate the Offer and the Merger, all Shares converted into the right to receive the Offer Price in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 – “Source and Amount of Funds” and Section 11 – “The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15 – “Conditions of the Offer,” including, among other conditions, the Minimum Tender Condition. The “Minimum Tender Condition” means that there shall have been validly tendered (and not validly withdrawn) prior to the expiration of the Offer that number of Shares that, when added to the Shares then owned by Lilly, Purchaser or any other subsidiary of Lilly, would represent a majority of Shares outstanding as of immediately following the consummation of the Offer. See Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute past 11:59 p.m., Eastern time, on the Expiration Date to tender your Shares in the Offer. The term “Expiration Date” means February 19, 2020, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional period of time to tender your Shares.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Lilly is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides:

(i) if, at the scheduled expiration date of the Offer, any Offer Condition (as defined in Section 15 – “Conditions of the Offer”), other than the Minimum Tender Condition, has not been satisfied or waived, Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for one or more consecutive increments of not more than ten business days each (or such longer period as Lilly and Dermira may agree), until such time as such conditions have been satisfied or waived;

(ii) Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq applicable to the Offer; and

(iii) if, at the scheduled expiration date of the Offer, each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may (and if so requested by Dermira, Purchaser shall, and Lilly shall cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by Dermira but not more than ten business days each (or for such longer period as may be agreed between Dermira and Lilly); provided that Dermira may not request Purchaser to, and Lilly shall not be required to cause Purchaser to, extend the Offer on more than five occasions.

In each case, Purchaser is not required to extend the Offer beyond the Outside Date and may only do so with Dermira’s consent. The “Outside Date” means July 10, 2020, as summarized below in Section 11 – “The Merger Agreement; Other Agreements – Termination.”

See Section 1 – “Terms of the Offer” and Section 11 – “The Merger Agreement; Other Agreements.”

Will there be a subsequent offering period?

No, the Merger Agreement does not provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act without the prior written consent of Dermira.

See Section 1 – “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date.

See Section 1 – “Terms of the Offer.”

What are the most significant conditions to the Offer?

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by one minute past 11:59 p.m., Eastern time, on the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Tender Condition;

•	the Antitrust Condition (as defined below in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement”);

•

the accuracy of Dermira’s representations and warranties set forth in the Merger Agreement, and the performance of Dermira’s covenants set forth in the Merger Agreement, in each case in certain respects, to specified standards of materiality; and

•	no judgment issued by any governmental entity of competent jurisdiction or law or other legal prohibition preventing or prohibiting the consummation of the Offer or the Merger shall be in effect.

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 – “Conditions of the Offer.” The Offer is not subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates or book entry at the agent, you may tender your Shares in the Offer by delivering the certificates representing your Shares (if applicable), together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Expiration Date. If you hold your Shares through a bank or broker and they are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

We are not providing for guaranteed delivery procedures. Therefore, Dermira stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company, which is earlier than one minute after 11:59 p.m., Eastern time, on the Expiration Date. In addition, for Dermira stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary prior to one minute after 11:59 p.m., Eastern time, on the Expiration Date. Dermira stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting payments, subject to any tax withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until one minute past 11:59 p.m., Eastern time, on the Expiration Date. In addition, if we have not accepted your Shares for payment within 60 days of

v

commencement of the Offer, you may withdraw them at any time after March 22, 2020, the 60th day after commencement of the Offer, until we accept your Shares for payment.

See Section 4 – “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 – “Withdrawal Rights.”

Has the Offer been approved by the Board of Directors of Dermira?

Yes. The Dermira Board unanimously: (1) determined that the Offer, the Merger and the Transactions are advisable, fair to and in the best interests of Dermira and its stockholders; (2) approved the Merger Agreement, and duly authorized and approved the execution, delivery and performance by Dermira of the Merger Agreement and the consummation by Dermira of the Transactions; (3) declared the Merger Agreement and the Transactions advisable; (4) recommended that Dermira’s stockholders tender their Shares in the Offer; and (5) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL.

Descriptions of the reasons for the Dermira Board’s recommendation and approval of the Offer are set forth in Dermira’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Merger Agreement” and “Reasons for the Recommendation of the Dermira Board.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will Dermira continue as a public company?

No. We expect to complete the Merger as soon as practicable following the consummation of the Offer. Once the Merger takes place, Dermira will be a wholly-owned subsidiary of Lilly. Following the Merger, we will cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.

See Section 13 – “Certain Effects of the Offer.”

Will a meeting of Dermira’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation which has a class or series of stock listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•

the agreement of merger expressly permits or requires that the merger shall be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•

an acquiring corporation consummates a tender offer for all of the outstanding stock of such constituent corporation on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger; provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer many exclude any excluded stock;

•

immediately following the consummation of the tender offer, the stock that the acquiring corporation irrevocably accepts for purchase, together with the stock otherwise owned by the acquiring corporation or its affiliates, equals at least the percentage of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation;

•	the acquiring corporation merges with or into such constituent corporation pursuant to such agreement of merger; and

•

each outstanding share (other than shares of excluded stock) of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into, or into the right to receive, the same amount and type of consideration in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of Dermira’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and there are no legal restraints preventing or prohibiting the Merger, Purchaser is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), all of the then issued and outstanding Shares (other than (i) Shares owned by Dermira or Dermira’s subsidiary immediately prior to the Effective Time, (ii) Shares owned by Lilly, Purchaser or any other subsidiary of Lilly at the commencement of the Offer and owned by Lilly, Purchaser or any other subsidiary of Lilly immediately prior to the Effective Time or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted by virtue of the Merger into the right to receive an amount equal to the Offer Price in cash, without interest, less any applicable tax withholding.

If the Merger is completed, Dermira’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer and you comply in all respects with Section 262 of the DGCL. See Section 17 – “Appraisal Rights.” However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of Dermira’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from Nasdaq and Dermira will no longer be required to make filings with the SEC under the Exchange Act, or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Section 11 – “The Merger Agreement; Other Agreements” and Section 13 – “Certain Effects of the Offer.”

What will happen to my stock options and restricted stock units in the Offer?

The Offer is being made only for Shares, and not for outstanding stock options or restricted stock units issued by Dermira. Holders of outstanding vested but unexercised stock options or outstanding vested restricted stock units issued by Dermira will receive payment for such stock options or restricted stock units following the Effective Time as provided in the Merger Agreement without participating in the Offer. Holders of outstanding vested but unexercised stock options or outstanding vested restricted stock units issued by Dermira may participate in the Offer only if they first exercise such stock options or are issued Shares in respect of such restricted stock units, in each case in accordance with the terms of the applicable equity incentive plan and other applicable agreements with Dermira and tender the Shares, if any, issued upon such exercise or settlement. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.” Holders of outstanding unexercised stock options and restricted stock units issued by Dermira will receive payment with respect to those stock options and restricted stock units as described in the following paragraph.

Immediately prior to the Effective Time, each stock option that is outstanding (other than rights under Dermira’s 2014 Employee Stock Purchase Plan), whether vested or unvested, subject to the terms and conditions set forth in the Merger Agreement, will fully vest and automatically be canceled, by virtue of the Merger and without any action on the part of any holder of any outstanding stock option, and each holder of such stock option will be entitled to receive an amount of cash, without interest, determined by multiplying (i) the excess, if any, of the Merger Consideration over the exercise price per share of Shares underlying such stock option by (ii) the number of Shares subject to such stock option. Any such option that has an exercise price that equals or exceeds the Merger Consideration will be canceled for no consideration. The Merger Agreement provides that this payment will be made, net of any applicable tax withholding, at or reasonably promptly after the Effective Time (but in no event later than five business days after the Effective Time).

Immediately prior to the Effective Time, each restricted stock unit of Dermira granted under a Dermira stock plan that is outstanding but unvested immediately prior to the Effective Time will fully vest and automatically be canceled, by virtue of the Merger and without any action on the part of any holder of any restricted stock unit, and each holder of such restricted stock unit will be entitled to receive an amount of cash, without interest, determined by multiplying (i) the Merger Consideration by (ii) the number of Shares underlying such restricted stock unit. The Merger Agreement provides that this payment will be made, net of any applicable tax withholding, at or reasonably promptly after the Effective Time (but in no event later than five business days after the Effective Time) or at such later date as required under Section 409A of the Internal Revenue Code of 1986, as amended.

See Section 11 – “The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On January 9, 2020, the last full day of trading before we announced the Merger Agreement, the reported closing sale price of the Shares on Nasdaq was $18.34 per Share. On January 21, 2020, the last full day of trading before commencement of the Offer, the reported closing sale price of the Shares on Nasdaq was $19.15 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares; Dividends on the Shares.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entering into the Merger Agreement, Lilly and Purchaser entered into Tender and Support Agreements with the Supporting Stockholders (both terms as defined below in Section 11 – “The Merger

Agreement; Other Agreements – Tender and Support Agreements”), which provide, among other things, that the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares the Supporting Stockholders own of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). The Tender and Support Agreements also provide that the Supporting Stockholders will vote their Shares against alternative corporate transactions and will not solicit or engage in discussions with third parties regarding alternative corporation transactions. The Tender and Support Agreements terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of the Tender and Support Agreements by written notice from Lilly or (iv) the date on which any amendment to the Merger Agreement or the Offer is effected without the Supporting Stockholders’ consent that decreases the amount, or changes the form or terms, of consideration payable to all stockholders of Dermira pursuant to the terms of the Merger Agreement.

Collectively, the Supporting Stockholders beneficially owned 7,019,296 Shares (or approximately 12.8% of all Shares outstanding) as of January 9, 2020.

See Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to holders of Shares who tender such Shares in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17 – “Appraisal Rights.”

Whom should I call if I have questions about the Offer?

You may call Georgeson LLC, the information agent for the Offer (the “Information Agent”), toll free at (888) 643-8150. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

Bald Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), is offering to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Dermira, Inc., a Delaware corporation (“Dermira”), at a purchase price of $18.75 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated January 10, 2020 (as it may be amended from time to time, the “Merger Agreement”), by and among Dermira, Lilly and Purchaser, pursuant to which, after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into Dermira pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Dermira continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Lilly (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Dermira or Dermira’s wholly owned subsidiary (“Dermira’s subsidiary”) immediately prior to the Effective Time, (ii) Shares owned by Lilly, Purchaser or any other subsidiary of Lilly at the commencement of the Offer and owned by Lilly, Purchaser or any other subsidiary of Lilly immediately prior to the Effective Time or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), less any applicable tax withholding.

Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making payment for the Shares.

The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements.”

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of Dermira (the “Dermira Board”) unanimously: (1) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are advisable, fair, to and in the best interests of Dermira and its stockholders; (2) approved the Merger Agreement and duly authorized and approved the execution, delivery and performance by Dermira of the Merger Agreement and the consummation by Dermira of the Transactions; (3) declared the Merger Agreement and the Transactions advisable; (4) recommended that Dermira’s stockholders tender their Shares in the Offer; and (5) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL.

Descriptions of the Dermira Board’s reasons for authorizing and approving the Merger Agreement and the consummation of the Transactions are set forth in Dermira’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Merger Agreement” and “Reasons for the Recommendation of the Dermira Board.”

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Tender Condition (as defined below in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement”) and (ii) the Antitrust Condition (as defined below in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement”). The Offer also is subject to other conditions as set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer.” There is no financing condition to the Offer.

Dermira has advised Lilly that at a meeting of the Board held on January 9, 2020, each of Citigroup Global Markets Inc. (“Citi”) and SVB Leerink LLC (“SVB Leerink”) rendered to the Board its oral opinion, subsequently confirmed in its written opinion dated January 10, 2020 and January 9, 2020, respectively, to the effect that, as of the date of such written opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its written opinion, the $18.75 in cash per Share to be paid to the holders (other than Lilly and its affiliates) of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinions of Citi and SVB Leerink sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Citi and SVB Leerink in connection with their respective opinions and are attached as Annexes A and B to the Schedule 14D-9.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price, net to the seller in cash, without interest and less any applicable tax withholding. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, promptly after the Expiration Date, pay for all Shares validly tendered prior to one minute past 11:59 p.m., Eastern time, on the Expiration Date and not properly withdrawn as described in Section 4 – “Withdrawal Rights.”

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition and the other conditions described in Section 15 – “Conditions of the Offer.”

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Lilly is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

(i) if, at the scheduled expiration date of the Offer, any Offer Condition other than the Minimum Tender Condition has not been satisfied or waived, Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for one or more consecutive increments of not more than ten business days each (or such longer period as Lilly and Dermira may agree), until such time as such conditions have been satisfied or waived;

(ii) Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof or The Nasdaq Global Market (“Nasdaq”) applicable to the Offer; and

(iii) if, at the scheduled expiration date of the Offer, each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived, and the Minimum Tender Condition shall not have been satisfied,

Purchaser may (and if so requested by Dermira, Purchaser shall, and Lilly shall cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by Dermira but not more than ten business days each (or for such longer period as may be agreed between Dermira and Lilly); provided that Dermira shall not request Purchaser to, and Lilly shall not be required to cause Purchaser to, extend the Offer on more than five occasions.

In each case, Purchaser is not required to extend the Offer beyond the Outside Date and may only do so with Dermira’s consent. The “Outside Date” means July 10, 2020, as summarized below in Section 11 – “The Merger Agreement; Other Agreements – Termination.”

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any Offer Condition or modify the terms of the Offer in any manner not inconsistent with the Merger Agreement, except that Dermira’s prior written approval is required for Purchaser to, and for Lilly to permit Purchaser to:

(i) reduce the number of Shares subject to the Offer;

(ii) reduce the Offer Price;

(iii) waive, amend or modify the Minimum Tender Condition or the Termination Condition (as defined in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement”);

(iv) add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares;

(v) except as otherwise provided in the Merger Agreement, terminate, extend or otherwise amend or modify the Expiration Date of the Offer;

(vi) change the form or terms of consideration payable in the Offer;

(vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to holders of Shares; or

(viii) provide for any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Lilly shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any tendered Shares if any of the Offer Conditions has not been satisfied at one minute past 11:59 p.m., Eastern time, on the scheduled Expiration Date of the Offer. Under certain circumstances described in the Merger Agreement, Lilly or Dermira may terminate the Merger Agreement.

Dermira has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of all of the Offer Conditions set forth in Section 15 – “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after expiration of the Offer (which shall be the business day after expiration of the Offer absent extenuating circumstances and, in any event, shall not be more than three business days after expiration of the Offer). Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be promptly returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC) following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration of the Offer.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, Dermira stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company, which is earlier than one minute after 11:59 p.m., Eastern time, on the Expiration Date. In addition, for Dermira stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the

Depositary prior to one minute after 11:59 p.m., Eastern time, on the Expiration Date. Dermira stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Lilly or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement and the rights of holders of Shares to challenge any interpretation with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Dermira’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of Dermira.

Options and Restricted Stock Units. The Offer is being made only for Shares, and not for outstanding stock options or restricted stock units issued by Dermira. Holders of outstanding vested but unexercised stock options or outstanding vested restricted stock units issued by Dermira will receive payment for such stock options or restricted stock units following the Effective Time as provided in the Merger Agreement without participating in the Offer. Holders of outstanding vested but unexercised stock options or outstanding vested restricted stock units issued by Dermira may participate in the Offer only if they first exercise such stock options or are issued Shares in respect of such restricted stock units, in each case in accordance with the terms of the applicable equity incentive plan and other applicable agreements of Dermira and tender the Shares, if any, issued upon such exercise or settlement. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options will have sufficient time to comply with the procedures for tendering Shares described in this Section 3. See Section 11 – “The Merger Agreement; Other Agreements” for additional information regarding the treatment of outstanding equity awards in the Merger.

Information Reporting and Backup Withholding. Payments made to stockholders of Dermira in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares made in the Offer or the Merger (currently at a rate of 24%). To avoid backup withholding, any stockholder that is a U.S. person that does not otherwise establish an exemption from

U.S. federal backup withholding should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, that the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Any stockholder that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after March 22, 2020, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Lilly or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, each in effect as of the date of this Offer, and all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary applies only to U.S. Holders who hold their Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder in light of its particular circumstances, or that may apply to U.S. Holders subject to special treatment under U.S. federal income tax laws (e.g., regulated investment companies, real estate investment trusts, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities or branches for U.S. federal income tax purposes, U.S. Holders whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares as part of a straddle, hedging, constructive sale or conversion transaction, stockholders required to recognize income or gain with respect to the Offer or the Merger no later than such income or gain is required to be reported on an applicable financial statement, stockholders holding Shares as qualified small business stock for purposes of Sections 1045 and/or 1202 of the Code, stockholders who exercise their appraisal rights in the Merger, and stockholders who received their Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation). In addition, this discussion does not address any tax consequences arising under the Medicare contribution tax on net investment income, nor does it address any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its own tax advisor as to the applicability and effect of the rules discussed below and the particular tax effects of the Offer and the Merger to it, including the application and effect of the alternative minimum tax and any U.S. federal, state, local and non-U.S. tax laws.

Tax Consequences to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received and (ii) the U.S. Holder’s tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss, provided that a U.S. Holder’s holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Payments made in exchange for Shares pursuant to the Offer or the Merger may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%). To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption from U.S. federal backup withholding should complete and return to the applicable withholding agent a properly completed and executed IRS Form W-9, certifying that such U.S. Holder is a U.S. person, that the taxpayer identification number provided is correct, and that such U.S. Holder is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the IRS in a timely manner.

6.	Price Range of Shares; Dividends on the Shares

The Shares trade on Nasdaq under the symbol “DERM.” The following table sets forth the high and low intraday sale prices per Share for each quarterly period within the two preceding fiscal years, as reported by Nasdaq:

	High	Low
Fiscal Year Ended December 31, 2020
First Quarter (through January 9, 2020)	$19.30	$12.50

	High	Low
Fiscal Year Ended December 31, 2019
Fourth Quarter	$15.57	$5.25
Third Quarter	$9.70	$6.15
Second Quarter	$15.48	$8.76
First Quarter	$14.91	$6.00

Fiscal Year Ended December 31, 2018
Fourth Quarter	$13.84	$6.19
Third Quarter	$11.90	$8.35
Second Quarter	$11.84	$6.98
First Quarter	$31.42	$7.78

On January 9, 2020, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on Nasdaq was $18.34 per Share. On January 21, 2020, the last full day of trading before commencement of the Offer, the closing price of the Shares on Nasdaq was $19.15 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

Dermira has never declared or paid cash dividends on the Shares and does not intend to declare or pay cash dividends on the Shares in the foreseeable future.

7.	Certain Information Concerning Dermira

The summary information set forth below is qualified in its entirety by reference to Dermira’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. Neither Lilly nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Lilly nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning Dermira, whether furnished by Dermira or contained in such filings, or for any failure by Dermira to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Lilly or Purchaser.

General. Dermira is a Delaware corporation and a biopharmaceutical company dedicated to bringing biotech ingenuity to medical dermatology by delivering differentiated, new therapies to the millions of patients living with chronic skin conditions. The address of Dermira’s principal executive offices and Dermira’s phone number at its principal executive offices are as set forth below:

Dermira, Inc.

275 Middlefield Road, Suite 150

Menlo Park, CA 94025

(650) 421-7200

Additional Information. The Shares are registered under the Exchange Act. Accordingly, Dermira is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Dermira’s directors and officers, their compensation, stock options and restricted stock units granted to them, the principal holders of Dermira’s securities, any material interests of such persons in transactions with Dermira and other matters was disclosed in Dermira’s definitive Proxy Statement for Dermira’s 2019 Annual Meeting of Stockholders. Such information also will be available in the Schedule 14D-9. Such reports and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Dermira, that file electronically with the SEC.

8.	Certain Information Concerning Lilly and Purchaser

The summary information set forth below is qualified in its entirety by reference to Lilly’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information.

Purchaser is a Delaware corporation and wholly-owned subsidiary of Lilly, and was formed solely for the purpose of facilitating an acquisition by Lilly. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions. Upon consummation of the Merger, Purchaser will merge with and into Dermira and will cease to exist, with Dermira surviving the Merger. The business address and business telephone number of Purchaser are as set forth below:

Bald Eagle Acquisition Corporation

Lilly Corporate Center

Indianapolis, IN 46285

(317) 276-2000

Lilly, an Indiana corporation, is a leading worldwide research-based pharmaceutical company. Founded in Indianapolis, Indiana, in 1876 by Colonel Eli Lilly, Lilly is engaged in the discovery, development, manufacture, marketing and sale of human pharmaceutical products. Lilly’s purpose is to unite caring with discovery to create medicines that make life better for people around the world. Most of the products sold by Lilly today were discovered or developed by Lilly’s own scientists, and Lilly’s success depends to a great extent on its ability to continue to discover, develop and bring to market innovative new medicines. Lilly sells a broad range of patented pharmaceutical products, primarily in the following disease categories: diabetes and other endocrine diseases; cancer; autoimmune diseases; and central nervous system diseases. The business address and business telephone number of Lilly are as set forth below:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, IN 46285

(317) 276-2000

The name, business address, citizenship, current principal occupation or employment, and five-year material employment history of each director and executive officer of Purchaser and Lilly and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of Purchaser or Lilly, or, to the best knowledge of Purchaser and Lilly after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of January 21, 2020, none of Lilly, Purchaser or their respective affiliates owned any Shares.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Lilly or, to the best knowledge of Purchaser and Lilly after due inquiry, the persons listed in Schedule I hereto beneficially owns or has a right to acquire any Shares or any other equity securities of Dermira; (ii) none of Purchaser, Lilly or, to the best knowledge of Purchaser and Lilly after due inquiry, the persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of Dermira during the past 60 days; (iii) none of Purchaser, Lilly or, to the best knowledge of Purchaser and Lilly after due inquiry, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Dermira (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Lilly, their subsidiaries or, to the best knowledge of Purchaser and Lilly after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Dermira or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Lilly, their subsidiaries or, to the best knowledge of Purchaser and Lilly after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Dermira or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Lilly is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports, proxy statements and other information with the SEC relating to its business, its financial condition, information as of particular dates concerning Lilly’s directors and officers, information as of particular dates concerning the principal holders of Lilly’s securities and any material interests of such persons in transactions with Lilly. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to Dermira in Section 7 – “Certain Information Concerning Dermira.”

9.	Source and Amount of Funds

We estimate that we will need approximately $1.1 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger. Lilly will provide us with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer, to provide funding for the Merger and to make payments for outstanding stock options and restricted stock units issued by Dermira pursuant to the Merger Agreement. Lilly has, or will have, available to it, through a variety of sources, including cash on hand and borrowings at prevailing effective rates under Lilly’s commercial paper program, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Transactions. We have no specific alternative financing arrangements or alternative financing plans in connection with the Offer or the Merger. The Offer is not conditioned upon Lilly’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

10.	Background of the Offer; Past Contacts or Negotiations with Dermira

Background of the Offer

The following is a description of contacts between representatives of Lilly and Dermira that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Dermira’s additional activities, please refer to the Schedule 14D-9 that will be filed by Dermira with the SEC and mailed to Dermira stockholders.

In the ordinary course of business and to supplement its research and development activities, Lilly regularly evaluates business development opportunities, including strategic acquisitions and licensing and partnership opportunities.

On August 29, 2018, Christopher Griffith, Dermira’s Chief Business and Strategy Officer, contacted Lilly to determine whether it might be interested in a sublicense to lebrikizumab with respect to Europe, and, while representatives of Dermira and Lilly had a preliminary discussion (without exchanging confidential information) on September 10, 2018, the parties did not engage in any further discussions at that time.

In March 2019, Dermira announced positive topline results from its Phase 2b clinical trial of lebrikizumab for the treatment of moderate-to-severe atopic dermatitis. Following the announcement of the topline Phase 2b clinical trial results, a representative of Lilly contacted Dermira on March 19, 2019 to express interest in discussing the possibility of a collaboration transaction with respect to lebrikizumab, and on June 5, 2019, representatives of Lilly met with members of Dermira’s management, including Christopher Griffith, to discuss this opportunity (without exchanging confidential information).

On September 10, 2019, Lilly entered into a confidentiality agreement with Dermira. The confidentiality agreement included a customary standstill restriction that would expire upon the occurrence of specified events, including Dermira’s entry into an agreement providing for an acquisition of Dermira or the commencement of a tender offer for Dermira stock that the Dermira Board does not reject within 10 business days.

In October 2019, Dermira provided access to confidential information regarding lebrikizumab to Lilly.

On November 11, 2019, Dermira and Lilly amended the pre-existing confidentiality agreement between them to extend the duration of Lilly’s confidentiality obligations with respect to certain confidential information.

On November 25, 2019, Patrik Jonsson, Lilly’s Senior Vice President and the President of Lilly Bio-Medicines, contacted Thomas Wiggans, Dermira’s Chairman and Chief Executive Officer, and informed him that Lilly would be sending Mr. Wiggans a written proposal to acquire Dermira. Later that day, Lilly sent to Dermira a non-binding indication of interest with respect to an acquisition of all outstanding common stock and common stock equivalents of Dermira for $13.00 in cash per Share (the “November 25 Proposal”), which represented an approximately 51% premium to Dermira’s closing share price of $8.61 on November 22, 2019, the trading day prior to submission of the November 25 Proposal. The November 25 Proposal indicated, among other things, that consummation of a transaction would not be contingent on Lilly’s ability to obtain financing. In addition, the November 25 Proposal indicated that Lilly’s executive management, including its Chairman, President and Chief Executive Officer, had reviewed and approved the proposal and that Lilly had retained Evercore Group L.L.C. (“Evercore”) as its financial advisor and Weil, Gotshal & Manges LLP (“Weil”) as its legal advisor for the proposed transaction. The November 25 Proposal also stated that it was important to Lilly to achieve a transaction in as expeditious a manner as suitably feasible, that it would work diligently to sign a definitive agreement within 14 days of access to all requested due diligence materials, and that Lilly desired to announce a transaction prior to the J.P. Morgan Healthcare Conference on January 13, 2020. The November 25 Proposal did not include a request for exclusivity.

On December 4, 2019, Mr. Jonsson contacted Mr. Wiggans to ask if Dermira had a response to the November 25 Proposal, and on December 5, 2019, Mr. Wiggans spoke with Mr. Jonsson, confirmed receipt of the November 25 Proposal and stated that Dermira was in the process of engaging financial advisors and would respond to the November 25 Proposal in due course.

On December 16, 2019, Mr. Wiggans contacted Mr. Jonsson and informed him that the price per Share proposed in the November 25 Proposal was not acceptable, but that Dermira would permit Lilly to conduct additional due diligence in order to consider increasing its proposed price, and Mr. Jonsson expressed Lilly’s interest in continuing that process. Also on December 16, 2019, Lilly provided a status update to its board of directors.

On December 17, 2019, representatives of Citi and SVB Leerink, Dermira’s financial advisors, contacted a representative of Evercore to reiterate that the price per Share proposed in the November 25 Proposal was not acceptable without providing Lilly with specific price guidance, but that Dermira would permit Lilly to conduct additional due diligence in order to consider increasing its proposed price. Also on December 17, 2019, Lilly provided Dermira with a request for certain due diligence information.

On December 18, 2019, representatives of Dermira and Lilly discussed the scope of, and process for, Lilly’s due diligence review, and representatives of Citi spoke with representatives of Evercore, and advised them that Dermira would, at this point, provide due diligence information that was relevant to the valuation of Dermira, but that more detailed confirmatory due diligence and a draft of a merger agreement would be provided only after Lilly had provided a revised acquisition proposal with a valuation that was acceptable to the Dermira Board. Representatives of Lilly and its advisors continued their due diligence review of Dermira until January 9, 2020, including a review of materials in an online data room and in meetings with representatives of Dermira.

On December 20, 2019, representatives of Citi and Evercore discussed Lilly’s due diligence process. During this call, Evercore indicated that Lilly intended to provide a revised proposal for an acquisition of Dermira on December 27, 2019.

On December 23, 2019, Dermira held a due diligence call with Lilly that included a detailed review of QBREXZA and its commercialization and market.

On December 27, 2019, Lilly delivered a revised non-binding indication of interest for an acquisition of all of the outstanding common stock and common stock equivalents of Dermira that increased its proposed price to $16.75 in cash per Share (the “December 27 Proposal”). The December 27 Proposal indicated that consummation of a transaction would not be contingent on Lilly’s ability to obtain financing. The December 27 Proposal also reiterated that it was important to Lilly to achieve a transaction in as expeditious a manner as suitably feasible, and again stated Lilly’s desire to announce a transaction prior to the J.P. Morgan Healthcare Conference on

January 13, 2020. The December 27 Proposal did not include a request for exclusivity. The December 27 Proposal represented a 15% premium to Dermira’s closing share price of $14.55 on December 27, 2019, as well as a 28.8% increase from the November 25 Proposal.

On December 27, 2019, representatives of Citi and SVB Leerink spoke with a representative of Evercore regarding the proposed per Share consideration, and the representative of Evercore expressed Lilly’s concern with the significant recent increase in the trading price of Dermira’s common stock and noted that Lilly had significantly increased the proposed price per Share from the November 25 Proposal and reiterated Lilly’s desire to sign a definitive agreement prior to the J.P. Morgan Healthcare Conference on January 13, 2020.

On December 30, 2019, Mr. Wiggans spoke with Mr. Jonsson and proposed a price per Share in cash of $18.75, and Mr. Jonsson responded that Lilly would review the proposal internally and then provide a response.

Later on December 30, 2019, representatives of Citi and SVB Leerink spoke with a representative of Evercore. The representative from Evercore cited the magnitude of the increase in Lilly’s proposed acquisition price from $13.00 per Share to $16.75 per Share and questioned whether there was potential to agree on a deal at a price less than $18.75 per Share, and potentially to “split the difference” between Lilly’s last proposal of $16.75 per Share and the $18.75 per Share counterproposal. Citi and SVB Leerink reiterated that the Dermira Board was prepared to transact at $18.75 per Share.

On December 31, 2019, Mr. Jonsson informed Mr. Wiggans that Lilly was prepared to proceed with a transaction at a price of $18.75 per Share, and later on December 31, 2019, Lilly confirmed, by email, that Lilly would move forward with the acquisition of 100% of Dermira’s outstanding common stock at $18.75 per Share in cash (the “December 31 Proposal”). The December 31 Proposal stated that the proposed price was based on the assumption that the Lilly and Dermira teams would work to finalize due diligence and transaction documentation as soon as possible in order to announce a transaction prior to market open on January 13, 2020, and indicated that it had been approved by Lilly’s executive management, including its Chairman, President and Chief Executive Officer. In addition, the December 31 Proposal did not include a request for exclusivity, but did indicate that Lilly expected that the merger agreement would contain customary deal protection provisions and support agreements from each of Bay City Capital and New Enterprise Associates, beneficial owners of approximately 12.8% of the outstanding Shares in the aggregate. The December 31 Proposal represented a 29% premium to Dermira’s closing share price on December 30, 2019 and an approximately 12% increase from the December 27 Proposal.

Subsequently on December 31, 2019, Fenwick & West provided Weil with a draft Merger Agreement. The draft provided for a transaction to be structured as a cash tender offer followed immediately by a merger, for exceptions to the definition of “Company Material Adverse Effect” for, among other things, the results of clinical studies of, or FDA actions with respect to, products of Dermira or its competitors, and for Dermira to be allowed to provide due diligence information to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constitutes or could reasonably be expected to lead to a superior proposal, and to accept a superior proposal after providing Lilly a right to match such proposal and paying a termination fee equal to 2.0% of the equity value of the transaction.

From December 31, 2019 through January 9, 2020, Dermira provided additional due diligence materials in the online data room and representatives of Lilly and Weil continued their due diligence review of Dermira, including review of the information provided in the online data room and discussions with Dermira’s management.

On January 3, 2020, Dermira and Lilly amended the pre-existing confidentiality agreement between the parties to further define its scope and other terms.

On January 5, 2020, Weil provided Fenwick & West with a revised draft of the Merger Agreement, which proposed a number of changes to the draft circulated by Fenwick & West, including removing the exceptions to the definition of “Company Material Adverse Effect” for the results of clinical studies of Dermira and certain regulatory actions with respect to Dermira’s products and product candidates and increasing the amount of the termination fee payable by Dermira if it terminated the Merger Agreement to accept a superior proposal to 4.5% of the equity value of the transaction. In addition, Weil provided a proposed form of the Tender and Support Agreement that Lilly required be executed by Bay City Capital and New Enterprise Associates, beneficial owners of an aggregate of approximately 13% of the outstanding Shares, which agreement would terminate upon any termination of the Merger Agreement, including termination by Dermira in order for Dermira to accept a superior proposal.

From January 5 through January 9, 2020, Fenwick & West and Weil continued to negotiate the Merger Agreement and exchanged drafts of the Merger Agreement, including negotiations regarding the size of the termination fee, the representations and warranties to be made by Dermira, the exceptions to the definition of “Company Material Adverse Effect” for the results of clinical studies of Dermira and certain regulatory actions with respect to Dermira’s products and product candidates, the interim operating restrictions and provisions relating to employees. On January 6, 2020, Fenwick & West provided Weil with a revised draft of the Merger Agreement and on January 8, 2020, Weil provided Fenwick & West with a further revised draft of the Merger Agreement.

On January 8, 2020, Mr. Wiggans and Mr. Jonsson discussed certain provisions of the Merger Agreement relating to broad-based employee compensation and severance. Lilly did not discuss with Dermira, or any individual member of its management, any employee’s post-closing employment or compensation at any time.

On January 9, 2020, Fenwick & West and Weil also completed their negotiation of the Merger Agreement, with the parties agreeing on a termination fee of $40.0 million (approximately 3.6% of the equity value of the transaction), and agreeing on the inclusion of exceptions to the definition of “Company Material Adverse Effect” for the results of clinical studies of Dermira and certain regulatory actions with respect to Dermira’s products and product candidates, subject to certain limitations. In addition, Mr. Wiggans and Mr. Jonsson discussed certain provisions of the Merger Agreement relating to broad-based employee compensation and severance and reached agreement on those terms and, on a separate call, discussed plans and timing for announcement of the transaction.

Also on January 9, 2020, Lilly’s board of directors held a meeting during which it reviewed and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

On the morning of January 10, 2020, prior to the opening of trading on the Nasdaq Stock Market, (i) Dermira, Lilly and Purchaser executed the Merger Agreement, (ii) Lilly, Purchaser and each of Bay City Capital and New Enterprise Associates executed the Tender and Support Agreements, and (iii) Dermira and Lilly issued a joint press release announcing the execution of the Merger Agreement.

On January 22, 2020, Lilly and Purchaser commenced the Offer.

11.	The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (d)(1) of the Schedule TO. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about Lilly, Purchaser or Dermira. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by Dermira to Lilly but is not filed with the SEC as part of the Merger Agreement (the “Disclosure Letter”). Investors are not third-party beneficiaries under the Merger Agreement. Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer. Provided that the Merger Agreement has not been terminated and provided further that Dermira is prepared to file with the SEC, and to disseminate to holders of Dermira shares, the Schedule 14D-9 on the same date as Purchaser commences the Offer, Purchaser will commence the Offer as promptly as practicable, and in no event later than January 30, 2020. Purchaser’s obligation to, and Lilly’s obligation to cause Purchaser to, accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Tender Condition and the other Offer Conditions that are described below. Subject to the satisfaction of the Minimum Tender Condition and the other Offer Conditions described below, the Merger Agreement provides that Purchaser will, and Lilly will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer promptly after the expiration of the Offer (which shall be the next business day after the expiration of the Offer absent extenuating circumstances and, in any event, no more than three business days after the expiration of the Offer).

Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any Offer Condition, or modify the terms of the Offer, in any manner not inconsistent with the Merger Agreement, except that Dermira’s prior written approval is required for Purchaser to, and for Lilly to permit Purchaser to:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price;

•	waive, amend or modify the Minimum Tender Condition or the Termination Condition (as defined below);

•	add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares;

•	except as otherwise provided in the Merger Agreement, terminate, extend or otherwise amend or modify the expiration date of the Offer;

•	change the form or terms of consideration payable in the Offer;

•	otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to holders of Shares; or

•	provide for any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Lilly is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•

if, at the scheduled expiration date of the Offer, any Offer Condition, other than the Minimum Tender Condition, has not been satisfied or waived, Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for one or more consecutive increments of not more than ten business days each (or such longer period as Lilly and Dermira may agree), until such time as such conditions have been satisfied or waived;

•

Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq applicable to the Offer; and

•

If, at the scheduled expiration date of the Offer, each Offer condition (other than the Minimum Tender Condition) shall have been satisfied or waived, and the Minimum Tender Condition shall not have been satisfied, Purchaser may (and if so requested by Dermira, Purchaser shall, and Lilly shall cause Purchaser to), extend the Offer for one or more consecutive increments of such duration requested by Dermira but not more than ten business days each (or for such longer period as may be agreed between Dermira and Lilly); provided that Dermira shall not request Purchaser to, and Lilly shall not be required to cause Purchaser to, extend the Offer on more than five occasions.

In each case, Purchaser is not required to extend the Offer beyond the Outside Date and may only do so with Dermira’s consent.

Purchaser has agreed that it will terminate the Offer promptly upon any termination of the Merger Agreement.

Board of Directors and Officers. The board of directors of the Surviving Corporation immediately following the Effective Time will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation immediately following the Effective Time will consist of the officers of Purchaser immediately prior to the Effective Time, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

The Merger. The Merger Agreement provides that, following completion of the Offer and on the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will merge with and into Dermira, and the separate existence of Purchaser will cease, and Dermira will continue as the Surviving Corporation. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Lilly, Purchaser and Dermira have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the irrevocable acceptance for payment of Shares pursuant to the Offer without a meeting of Dermira’s stockholders in accordance with Section 251(h) of the DGCL.

At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to be in the form attached as Exhibit B to the Merger Agreement and, as so amended and restated, such certificate of incorporation will be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or permitted by applicable law.

The bylaws of Purchaser as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation from and after the Effective Time until thereafter changed or amended as provided therein or permitted by applicable law.

The obligations of Dermira, Lilly and Purchaser to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•

There is no judgment issued, or other legal restraint or prohibition imposed, in each case, by any governmental entity of competent jurisdiction, or law, in each case, of the United States or any State thereof, that is in effect preventing or prohibiting the consummation of the Merger; and

•	Purchaser shall have accepted or caused to be accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Conversion of Capital Stock at the Effective Time. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Dermira or Dermira’s subsidiary immediately prior to the Effective Time, (ii) Shares owned by Lilly, Purchaser or any other subsidiary of Lilly at the commencement of the Offer and owned by Lilly, Purchaser or any other subsidiary of Lilly immediately prior to the Effective Time or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive the Merger Consideration.

Each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

The holders of certificates or book-entry shares which immediately prior to the Effective Time represented Shares will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with the DGCL, the rights set forth in Section 262 of the DGCL.

Treatment of Equity Awards. Pursuant to the Merger Agreement, each option (other than rights under the Dermira 2014 Employee Stock Purchase Plan (the “Dermira ESPP”)) to purchase Dermira common stock granted under a Dermira stock plan that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will fully vest and automatically be canceled and terminated immediately prior to the Effective Time in consideration for the right to receive a cash payment without interest, less any applicable tax withholding, equal to the product obtained by multiplying (i) the total number of Shares underlying such Dermira option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share of such Dermira option. Any such Dermira option that has an exercise price that equals or exceeds the Merger Consideration will be canceled for no consideration.

The Merger Agreement also provides that each restricted stock unit of Dermira granted under a Dermira stock plan (each, an “RSU”) that is outstanding but unvested immediately prior to the Effective Time will fully vest and automatically be canceled at the Effective Time in consideration of the right to receive a cash payment, without interest, less any applicable tax withholding, equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the number of Shares underlying such RSU.

Treatment of Employee Stock Purchase Plan. As soon as practicable following the execution of the Merger Agreement, Dermira is required to take all actions with respect to the Dermira ESPP that are necessary to provide that (i) with respect to the offering period under the Dermira ESPP in effect as of January 10, 2020, if any, no individual who was not already a participant in the Dermira ESPP as of January 10, 2020 may enroll in the Dermira ESPP with respect to such offering period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on January 10, 2020 for such offering period, (ii) no new offering period will be commenced under the Dermira ESPP prior to the Effective Time, (iii) immediately prior to the Effective Time, the Dermira ESPP will terminate, and (iv) if the applicable purchase date with respect to the offering period in effect on January 10, 2020 would otherwise occur on or after the day on which the Offer closes, such offering period will be shortened and the applicable purchase date with respect to that offering period will occur on the day immediately preceding the date on which the Offer closes.

Promised Grantees. Prior to the Effective Time, Dermira will grant a cash bonus in a specified manner to each person identified on the Disclosure Letter who had been promised an equity interest in Dermira and remains at the time an employee of Dermira (each, a “Promised Grantee”) in lieu of such promised equity interest in exchange for (and subject to) the execution of a general release of claims in favor of Dermira, Lilly and related persons. As of and following the Effective Time, no Promised Grantee will have the right to acquire any equity interest in Dermira or the Surviving Corporation or have any right to receive an equity award in respect thereof.

In the Merger Agreement, Dermira has made representations and warranties to Lilly and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	capital structure;

•	subsidiaries and equity interests;

•	authority, execution and enforceability relative to the Merger Agreement;

•	no conflicts and required consents;

•	SEC filings and undisclosed liabilities;

•	disclosure controls and internal controls over financial reporting;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;

•	the absence of specified changes or events;

•	taxes;

•	labor relations;

•	employees and employee benefit plans;

•	property;

•	contracts;

•	litigation;

•	compliance with laws, including anti-corruption and anti-bribery laws;

•	regulatory matters;

•	environmental matters;

•	intellectual property and privacy, data and computer systems;

•	insurance;

•	brokers and other advisors;

•	state takeover statutes;

•	the opinion of its financial advisor;

•	no stockholder vote required; and

•	affiliate transactions.

Some of the representations and warranties in the Merger Agreement made by Dermira are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, condition, development, circumstance, state of facts, effect or occurrence that (i) has a material adverse effect on the business, assets, financial condition or results of operations of Dermira and Dermira’s subsidiary, taken as a whole, or (ii) prevents the ability of Dermira to consummate the Transactions on or before July 10, 2020. For purposes of clause (i) of the definition of “Company Material Adverse Effect,” none of the following, and no change, event, condition, development, circumstance, state of facts, effect or occurrence that results from or arises in connection with the following, either alone or in combination, will be deemed to constitute a Company Material Adverse Effect or will be taken into account in determining whether there has been a Company Material Adverse Effect:

(i) any change, event, condition, development, circumstance, state of facts, effect or occurrence to the extent resulting from or arising in connection with:

(A) general conditions (or changes therein) in the industries in which Dermira and Dermira’s subsidiary operate;

(B) general economic or regulatory, legislative or political conditions (or changes therein), including any actual or potential stoppage, shutdown, default or similar event or occurrence affecting a national or federal government, or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets or equity price levels or trading volumes), in each case in the United States, the European Union or elsewhere in the world;

(C) any change or prospective change in applicable law or GAAP (or the authoritative interpretation or enforcement thereof);

(D) geopolitical conditions, the outbreak or escalation of hostilities, any acts or threats of war (whether or not declared), sabotage, cyber-intrusion, terrorism or any epidemics, or any escalation or worsening of any such acts or threat of war (whether or not declared), sabotage, cyber-intrusion, terrorism or any epidemics;

(E) any hurricane, tornado, flood, volcano, fire, earthquake or other natural or man-made disaster or any other national or international calamity, crisis or disaster;

(F) the failure, in and of itself, of Dermira to meet any internal or external projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after January 10, 2020, or changes in the market price or trading volume of Dermira common stock or the credit rating of Dermira (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition);

(G) the announcement, pendency or performance of any of the Transactions, including any stockholder proceeding (direct or derivative) in respect of the Merger Agreement or any of the Transactions and any loss of or change in relationship, contractual or otherwise, with any customer, governmental entity, supplier, vendor, service provider, collaboration partner, licensor, licensee or any other party having business dealings with the Company (including the exercise, or prospective exercise, by any party of any rights that arise upon a change of control), or departure of any employee or officer, of Dermira;

(H) the compliance with the express covenants contained in the Merger Agreement (excluding the requirement that Dermira operate in the ordinary course of business);

(I) any action taken by Dermira at Lilly’s written request or with Lilly’s written consent;

(J) any conditions or events that occur in connection with Dermira’s or its competitors’ or potential competitors’, preclinical or clinical studies (including regulatory changes that may affect such studies and/or the market for any particular product) or the results of , or data derived from, such studies or announcements thereof or in connection therewith; and

(K) the identity of, or any facts or circumstances relating to, Lilly, Purchaser or their respective affiliates;

(L) the effects or consequences of any matter set forth on the Disclosure Letter, to the extent such effects or consequences were known or reasonably foreseeable by Lilly;

(M) the determination by, or the delay of a determination by, a non-U.S. governmental entity in connection with any filing, designation, approval or clearance applied for, prosecuted or sought by any licensee of Dermira with respect to any of Dermira’s products;

(N) approval by the U.S. Food and Drug Administration (the “FDA”) or any other governmental entity (or other preclinical or clinical or regulatory developments), market entry or threatened market entry of any product competitive with or related to any of Dermira’s products or product candidates; or

(O) any recommendations, statements decisions or other pronouncements made, published or proposed by professional medical organizations or payors, or any governmental entity or representative thereof, or any panel or advisory body empowered or appointed by any of the foregoing, relating to any products or product candidates of Dermira or of any competitors or potential competitors of Dermira, or the pricing, reimbursement or insurance coverage thereof, except (x) in the case of clauses (A), (B), (C), (D) or (E), to the extent that Dermira and Dermira’s subsidiary, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which Dermira and Dermira’s subsidiary operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect) and (y) in the case of clauses (J), (M) and (O), to the extent such condition or event results from (1) fraud by Dermira or (2) any order issued by the FDA to Dermira causing it to suspend its ongoing clinical trial relating to Lebrikizumab (in which case such condition or event, to the extent resulting from fraud by Dermira or such order issued by the FDA may be taken into account in determining whether there has been a Company Material Adverse Effect).

In the Merger Agreement, Lilly and Purchaser have made representations and warranties to Dermira with respect to:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	authority, execution and enforceability relative to the Merger Agreement;

•	no conflicts and required consents;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;

•	brokers;

•	litigation;

•	ownership of securities of Dermira; and

•	availability of funds to consummate the Offer and the Merger.

Some of the representations and warranties in the Merger Agreement made by Lilly and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, the term “Parent Material Adverse Effect” means any change, effect, event or occurrence that prevents (i) the consummation of the Offer, the Merger and the other Transactions or (ii) the ability of Lilly or Purchaser to consummate the Transactions on or before the Outside Date.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. Dermira has agreed that, from the date of the Merger Agreement until the earlier of the date on which Purchaser first irrevocably accepts for purchase the Shares tendered in the Offer (the “Offer Closing Time”) and the termination of the Merger Agreement in accordance with its terms, except as expressly provided by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in the Disclosure Letter delivered to Lilly in connection with the Merger Agreement, Dermira will, and will cause Dermira’s subsidiary to, conduct its business in the ordinary course and use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of its present officers at the vice-president level and above and (iii) preserve its present relationships and goodwill with customers, suppliers, licensors, licensees, distributors, contractors, partners and others having material business dealings with it.

Dermira has further agreed that, from the date of the Merger Agreement to the earlier of the Offer Closing Time or the termination of the Merger Agreement in accordance with its terms, except as expressly provided for by the Merger Agreement or as set forth prior to execution of the Merger Agreement in the Disclosure Letter, Dermira will not do any of the following without the prior written consent of Lilly (which consent shall not be unreasonably withheld, delayed or conditioned), among other things and subject to specified exceptions (including specified ordinary course exceptions):

•

(i) enter into any new material line of business or enter into any agreement, arrangement or commitment that materially limits or otherwise restricts Dermira or its affiliates (as further described in Section 5.01(a) of the Merger Agreement), from time to time engaging or competing in any line of business or in any geographic area or (ii) otherwise enter into any agreements, arrangements or commitments imposing material restrictions on Dermira’s assets, operations or business;

•

declare, set aside, establish a record date in respect of, accrue, or pay any dividends on, or make any other distributions (whether in cash, stock, equity securities or property) in respect of any Dermira capital stock;

•	split, combine or reclassify any Dermira capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Dermira’s capital stock;

•

repurchase, redeem, offer to redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Dermira or any options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire any such shares of capital stock except for (i) acquisitions of shares of Dermira common stock in connection with the surrender of shares of Dermira common stock by holders of Dermira stock options in order to pay the exercise price of Dermira stock options, (ii) the withholding of shares of Dermira common stock to satisfy tax obligations with respect to awards granted pursuant to the Dermira stock plans and (iii) the acquisition by Dermira of Dermira stock options and RSUs in connection with the forfeiture of such awards, in each case in accordance with their terms;

•

issue, grant, deliver, sell, authorize, pledge or otherwise encumber any shares of Dermira capital stock or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire such shares, any bonds, debentures, notes or other indebtedness having the right to vote or any other rights that give any person the right to receive any economic interest of a nature accruing to the holders of Dermira common stock, other than issuances of Dermira common stock upon the exercise of Dermira stock options or purchase rights under the Dermira ESPP (in accordance with the Merger Agreement), the settlement of RSUs or upon conversion of the Convertible Notes that were outstanding on January 10, 2020, in each case in accordance with their terms;

•	amend its certificate of incorporation or bylaws or other comparable organizational documents (except for immaterial or ministerial amendments);

•

form any subsidiary or acquire or agree to acquire, directly or indirectly, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any assets outside of the ordinary course of business, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other person (other than Dermira), if the aggregate amount of consideration paid or transferred by Dermira or Dermira’s subsidiary would exceed $250,000;

•	except as required pursuant to the terms of any benefit plan or agreement in effect as of January 10, 2020:

•

adopt, enter into, establish, terminate, amend or modify any collective bargaining agreement, benefit plan or benefit agreement, or any plan or arrangement that would be a benefit plan or benefit agreement if in effect as of January 10, 2020;

•	grant to any director or employee any increase in base or other compensation or grant to any individual service provider any increase in payment rate or amounts;

•	grant to any current or former director, or employee any increase in severance or termination pay;

•	pay or award, or commit to pay or award, any bonuses or incentive compensation;

•	enter into any employment, retention, consulting, change in control, severance, termination agreement or other agreement with any director, employee or individual service provider;

•	take any action to accelerate any rights or benefits under any benefit plan or benefit agreement, or the funding of any payments or benefits under any benefit plan or benefit agreement;

•	hire any employee or terminate the employment of any employee, other than for cause; or

•	enter into any new agreement with or terminate any individual service provider, other than for cause;

•

make any change in accounting methods, principles or practices, except as may be required (i) by GAAP (or any authoritative interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (ii) by law, including Regulation S-X promulgated under the Securities Act of 1933, as amended, in each case as agreed to by Dermira’s independent public accountants;

•

sell, lease (as lessor), license or otherwise transfer (including through any “spin-off”), or pledge, encumber or otherwise subject to any lien (other than a permitted lien), any properties or assets (other than intellectual property) except (i) sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business, (ii) pursuant to contracts to which Dermira is a party made available to Lilly and in effect prior to the date of the Merger Agreement or (iii) properties or assets having a fair market value of less than $250,000 in the aggregate;

•

sell, assign, license or otherwise transfer any intellectual property owned by Dermira, except (i) for licenses (including sublicenses) to intellectual property granted in the ordinary course of business, (ii) pursuant to contracts to which Dermira is a party made available to Lilly and in effect prior to January 10, 2020, or (iii) abandonment or other disposition of any of Dermira’s intellectual property at the end of the applicable statutory term, in the ordinary course of prosecution or otherwise in the ordinary course of business;

•	incur or materially modify the terms of (including by extending the maturity date thereof) any indebtedness for borrowed money or guarantee any such indebtedness of another person;

•	issue or sell any debt securities or warrants or other rights to acquire any debt securities of Dermira, guarantee any debt securities of another Person;

•	enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing;

•

make any loans, advances or capital contributions to, or investments in, any other person, other than to or in (i) Dermira, (ii) any acquisition not in violation of the Merger Agreement or (iii) any person pursuant to any advancement obligations under Dermira’s certificate of incorporation or bylaws or indemnification agreements as in effect on or prior January 10, 2020;

•

other than in accordance with Dermira’s capital expenditure budget made available to Lilly, make or agree to make any capital expenditure or expenditures that in the aggregate are in excess of the amount specified in the Disclosure Letter;

•

pay, discharge, settle, compromise or satisfy (i) any pending or threatened claims, liabilities or obligations relating to a legal proceeding (absolute, accrued, asserted or unasserted, contingent or otherwise), including any Proceeding (as defined below) initiated by Dermira, other than any such payment, discharge, settlement, compromise or satisfaction of a claim solely for money damages in the ordinary course of business in an amount not to exceed $250,000 individually (assuming the payment in full of all future fixed or contingent payments) or $1,000,000 in the aggregate or (ii) any litigation, arbitration, proceeding or dispute that relates to the Transactions;

•

make, change or revoke any material tax election, change any annual tax accounting period or adopt or change any material method of tax accounting, file any amended material tax return, enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law), or settle or compromise any material tax liability or refund;

•

amend, cancel or terminate any material insurance policy naming Dermira or Dermira’s subsidiary as an insured, a beneficiary or a loss payable payee without obtaining comparable substitute insurance coverage;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

•

abandon, cancel, fail to renew or permit to lapse (i) any of Dermira’s material registered intellectual property or (ii) any of Dermira’s material registered intellectual property to the extent that Dermira has the right to take or cause to be taken such action pursuant to the terms of the applicable contract under which such intellectual property is licensed to Dermira;

•	fail to renew (to the extent renewable at the option of Dermira) or terminate any contract under which material intellectual property is licensed to Dermira;

•

disclose to any third party, other than under a confidentiality agreement or other legally binding confidentiality undertaking, any trade secret of Dermira that is included in Dermira’s intellectual property in a way that results in loss of material trade secret protection thereon, except for any such disclosures made as a result of a publication of a patent application filed by Dermira or in connection with any required regulatory filing;

•

sell, transfer, license or otherwise encumber any of Dermira’s intellectual property other than non-exclusive licenses ancillary to research, development, manufacture, clinical testing, sale, distribution and commercialization activities relating to products or services entered into in the ordinary course of business;

•

except in the ordinary course of business, enter into, terminate or modify in any material respect, or expressly release any material rights under, specified material contracts or any contract that, if existing on January 10, 2020, would have been a specified material contract;

•

participate in any scheduled meetings or scheduled teleconferences with, or correspond in writing, communicate or consult with the FDA or any similar governmental entity without providing Lilly with prior written notice and, within 24 hours from the time such written notice is delivered, the opportunity to consult with Dermira with respect to such correspondence, communication or consultation, in each case to the extent permitted by applicable law;

•	commence any clinical study of which Lilly has not been informed prior to January 10, 2020;

•	unless required by any regulatory authority, discontinue, terminate or suspend any ongoing clinical study;

•	discontinue, terminate or suspend any ongoing IND-enabling preclinical study without first consulting with Lilly in good faith; or

•	authorize, commit or agree to take any of the foregoing actions.

Access to Information. From and after the date of the Merger Agreement, subject to the requirements of applicable law, Dermira has agreed to provide Lilly and its officers, directors, employees, investment bankers, attorneys, other advisors or other representatives reasonable access during normal business hours to Dermira’s properties, books and records, contracts and personnel, and furnish, as promptly as reasonably practicable, to Lilly all information concerning its business, properties and personnel as Lilly may reasonably request, subject to customary exceptions and limitations.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of Dermira’s current and former directors, officers, employees and agents, who we refer to as “indemnitees.” Specifically, Lilly and Purchaser have agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) now existing in favor of indemnitees as provided in Dermira’s certificate of incorporation or bylaws or under any indemnification agreement in effect as of January 10, 2020 and made available to Lilly will survive the Offer Closing and the Merger, continue in full force and effect in accordance with their respective terms and will for the period beginning upon the Offer Closing Time and ending six years from the Effective Time, not be amended, repealed or otherwise modified in a manner that would adversely affect any right thereunder of any indemnitee.

At or prior to the Effective Time, following good-faith consultation with Lilly and utilizing Lilly’s insurance broker, Dermira may obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the Offer Closing Time and ending six years from the Effective Time, covering each indemnitee and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are in the aggregate, no less favorable to any indemnitee than those of Dermira’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (the “Existing D&O Policies”). However, the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 300% of the aggregate annual premium payable by Dermira pursuant to its most recent renewal under the Existing D&O Policies (the “Maximum Amount”). If such “tail” insurance policies have been obtained by Dermira, Lilly shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event Dermira does not obtain such “tail” insurance policies, then, for the period beginning upon the Offer Closing Time and ending six years from the Effective Time, Lilly shall either purchase such “tail” insurance policies or Lilly shall maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions). However, neither Lilly nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies in excess of the Maximum Amount, and, if the annual premium of such insurance coverage exceeds such amount, Lilly or the Surviving Corporation shall be obligated to obtain the maximum amount of coverage available for the Maximum Amount.

Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in the Merger Agreement, each of Dermira, Lilly and Purchaser has agreed to, and to cause each of their respective subsidiaries to, use its reasonable best efforts to promptly take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, and in any event prior to the Outside Date, the Offer, the Merger and the other Transactions, including (i) the making of all necessary notices to, and the obtaining of all necessary or advisable actions or non-actions, waivers and consents from, any third party (including any governmental entity) with respect to the Merger Agreement or the Transactions, in each case as requested by Lilly, provided that Dermira shall not be required to make, or agree to make, any payments, or enter into or amend any contract, in connection therewith, (ii) the making of all necessary registrations, declarations and filings with, and the taking of all reasonable steps as may be necessary to avoid a claim, suit, action, arbitration, investigation or proceeding (“Proceeding”) by, any governmental entity with respect to the Merger Agreement or the Transactions, (iii) the defending or contesting of any Proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Merger Agreement. In addition and without limiting the foregoing, Dermira and the Dermira Board shall (A) take all action necessary to ensure that no restrictions on business combinations of any takeover law or similar statute or regulation is or becomes applicable to any of the Transactions or the Merger Agreement and (B) if the restrictions on business combinations of any takeover law or similar statute or regulation becomes applicable to any transaction contemplated by the Merger Agreement or the Merger Agreement, use its reasonable best efforts to take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and the Merger Agreement. Each of Lilly and Dermira shall not, and shall not permit their respective subsidiaries to, enter into or consummate any transaction, agreement, arrangement, or acquisition of any ownership interest or assets of any person, the effect of which would reasonably be expected to impair, materially delay or prevent any required approvals, or expiration of the waiting period, under the HSR Act, or require any approvals or filings under any foreign antitrust laws.

Lilly and Dermira shall, or shall cause their ultimate parent entity as that term is defined in the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) to, in consultation and cooperation with the other, file (i) with the U.S. Federal Trade Commission (the “FTC”) and the U.S. Department of Justice (the “DOJ”) the notification and report form, if any, required under the HSR Act for the Offer, the Merger or any of the other Transactions as promptly as practicable (but in no event later than ten business days after the date of the Merger Agreement) and (ii) all appropriate filings, notices, applications or similar documents required under any foreign antitrust law applicable to the Transactions as promptly as reasonably practicable. Lilly shall, with Dermira’s reasonable cooperation, file all appropriate filings, notices, applications or similar documents required under any foreign antitrust law applicable to the Transactions as promptly as reasonably practicable. Any such filings shall be in substantial compliance with the requirements of the HSR Act or the applicable foreign antitrust laws, as the case may be. Each of Lilly and Dermira shall (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or any foreign antitrust law, (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other governmental entity regarding the Offer, the Merger or any of the other Transactions, and permit the other party (or its outside counsel if necessary to retain confidentiality) to review and discuss in advance, and consider in good faith the views of, and permit the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable law or by the applicable governmental entity, and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any governmental entity in respect of the Offer, the Merger or any of the other Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable law or by the applicable governmental entity from participating in or attending any such meeting or engaging in any such conversation, keep such party apprised with respect thereto, (D) cooperate with one another in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending the Merger Agreement, the Offer, the Merger or any of the other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any governmental entity and (E) furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective representatives, on the one hand, and any governmental entity or members of any governmental entity’s staff, on the other hand, with respect to the Merger Agreement, the Offer, the Merger and the other Transactions and (iv) comply with any inquiry or request from the FTC, the DOJ or any other governmental entity as promptly as reasonably practicable. Any such additional information shall be in substantial compliance with the requirements of the HSR Act or the applicable foreign antitrust law, as the case may be. The parties agree not to extend, directly or indirectly, any waiting period under the HSR Act or any foreign antitrust law or enter into any agreement with a governmental entity to delay or not to consummate the Offer, the Merger or the other Transactions, except with the prior written consent of the other party, which consent shall not be unreasonably withheld. Without limiting the generality of the foregoing, each party shall provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such party and any governmental entity relating to the Transactions. Dermira, Lilly and Purchaser may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under Section 6.02 of the Merger Agreement as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

Lilly and Purchaser agree to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under the HSR Act or any foreign antitrust law that may be required by any governmental entity, so as to enable the parties to close the Transactions as promptly as practicable (and in any event by or before than the Outside Date); provided, however, that nothing in Section 6.02 of the Merger Agreement and notwithstanding anything to the contrary in the Merger Agreement, neither Lilly nor Purchaser shall have any obligation to (or to cause any of their respective subsidiaries or affiliates or Dermira or Dermira’s subsidiary to): (i) sell, license, divest or dispose of or hold separate the assets, intellectual property or businesses of any entity; (ii) terminate, amend or assign any existing relationships or contractual rights or obligations of any entity; (iii) change or modify any course of conduct regarding future operations of any entity; (iv) otherwise take any action that would limit the freedom of action with respect to, or the ability to retain, one or more businesses, assets or rights of any entity or interests therein; or (v) commit to take any such action in the foregoing clause (i), (ii), (iii) or (iv); provided, however, that Lilly and Purchaser shall take the actions in the foregoing clause (i), (ii), (iii) or (iv) with respect to Dermira or Dermira’s subsidiary (including, after the Effective Time, the Surviving Corporation) if such action (A) is necessary to obtain required clearances or waiting period expirations or terminations as may be required under the HSR Act or any foreign antitrust law by or before the Outside Date and (B) would not, individually or in the aggregate, reasonably be expected to be materially detrimental to the benefits to be derived by Lilly and its affiliates as a result of the Transactions. In addition, Dermira shall not offer or commit to take any of the actions referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence without Lilly’s prior written consent. For the avoidance of doubt, Lilly shall not require Dermira to, and Dermira shall not be required to, take any action with respect to any judgment or any applicable law that binds Dermira prior to the Effective Time.

Employee Matters. Lilly has agreed to (or cause the Surviving Corporation to) for a period of one year following the Effective Time (the “Continuation Period”), provide to each individual who is employed by Dermira immediately prior to the Effective Time and who continues employment with Lilly or the Surviving Corporation or an of their respective subsidiaries or affiliates (each, a “Company Employee”) (i) a base salary or wage rate and target cash incentive opportunity that, in each case, is no less favorable than those provided to such Company Employee by Dermira, as applicable as of immediately prior to the Effective Time and (ii) employee benefits

(excluding cash incentive opportunities, severance (except as provided in the following sentence), equity and equity based awards and change in control plans, programs and arrangements) that are substantially comparable in the aggregate to those provided to such Company Employee by Dermira under the company benefit plans or company benefit agreements that are disclosed in the Disclosure Letter, as applicable, as of immediately prior to the Effective Time. During the Continuation Period, Lilly will (or will cause the Surviving Corporation to) provide any Company Employee who experiences a termination of employment under the circumstances set forth in the Disclosure Letter with severance benefits no less favorable than under the Dermira policies set forth in the Disclosure Letter, subject to the Company Employee’s execution of a general release of claims in favor of Dermira, Lilly and related persons.

Following the Effective Time, each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all plans of Lilly, the Surviving Corporation or their respective affiliates (“Surviving Corporation Plans”) to the extent coverage under any such plan replaces coverage under a comparable Dermira benefit plan in which such Company Employee participated immediately prior to the Effective Time, and to the extent such Company Employee is eligible to participate in the applicable Surviving Corporation Plan in accordance with the terms of such plan.

Lilly will, or will cause the Surviving Corporation to include each Company Employee in the applicable 2020 annual bonus plan of Lilly or the Surviving Corporation following the Effective Time (and in the case of Lilly’s 2020 annual bonus plan, on a basis consistent with similarly-situated employees of Lilly) with such participation commencing as of January 1, 2020.

From and after the Effective Time, Lilly will (or will cause the Surviving Corporation to) assume, honor and continue all of Dermira’s benefit plans and benefit agreements in accordance with their respective terms as in effect as of immediately prior to the Effective Time; however, Lilly or the Surviving Corporation, as applicable, shall not be limited in its ability to amend, modify or terminate any such benefit plan or benefit agreement in accordance with its terms as in effect as of immediately prior to the Effective Time.

Company Employees will receive service credit under Surviving Corporation Plans that provide benefits for vacation, paid time-off, severance or 401(k) savings for purposes of determining eligibility to participate, level of benefits and vesting. However, the foregoing will not apply to the extent it would result in duplication of benefits for the same period of service or to any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population.

With respect to any welfare plan maintained by Lilly or any of its subsidiaries in which any Company Employee is eligible to participate after the Effective Time, the Merger Agreement also requires Lilly to (or cause the Surviving Corporation to), to the extent permitted under such plan, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under the corresponding Dermira welfare plans in which such employees participated immediately prior to the Effective Time, (ii) provide Company Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles paid prior to the Effective Time under any of Dermira’s benefit plans in satisfying any analogous deductible or out-of-pocket maximum requirements for the year in which the Effective Time occurs, and (iii) waive any waiting period or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Effective Time, in each case, to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Dermira benefit plan prior to the Effective Time.

The Merger Agreement also requires Lilly to, and to cause the Surviving Corporation to, with respect to any accrued but unused personal, sick or vacation time to which any Company Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Company Employee immediately prior to the Effective

Time, assume the liability for any accrued personal, sick or vacation time and allow such Company Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Lilly or the Surviving Corporation.

Convertible Notes. As of the Effective Time, Dermira and Lilly shall have executed and delivered to the Trustee (as defined in the indenture (the “Indenture”) under which Dermira’s 3.00% Convertible Senior Notes due 2022 (the “Convertible Notes”) were issued) a notice of merger event, and Dermira shall have caused the Trustee to execute and deliver a supplemental indenture, as and to the extent required by the Indenture, including to provide that on and after the Effective Time, each holder of Convertible Notes will have the right to convert such Convertible Notes into the conversion consideration determined by reference to the consideration receivable upon consummation of the Merger in respect of each Share in accordance with, and subject to, the provisions of the Indenture governing the conversion of the Convertible Notes issued thereunder. Prior to the Effective Time, Dermira is required to provide any notices, officer’s certificates and legal opinions that may be required under the terms of the Convertible Notes or the Indenture to be provided prior to the Effective Time.

Stockholder Litigation. Until the termination of the Merger Agreement in accordance with its terms, Dermira shall provide Lilly an opportunity to review and to propose comments to all material filings or responses to be made by Dermira in connection with any Proceeding commenced, or to the knowledge of Dermira, threatened in writing, by or on behalf of one or more stockholders of Dermira against Dermira and its directors relating to any of the Transactions, and Dermira shall give reasonable and good faith consideration to any comments proposed by Lilly. In no event shall Dermira enter into, agree to or disclose any settlement with respect to such Proceedings without Lilly’s consent, such consent not to be unreasonably withheld, delayed or conditioned, with certain exceptions set forth in the Merger Agreement. Dermira shall notify Lilly promptly of the commencement or written threat of any such Proceeding of which it has received notice or become aware and shall keep Lilly promptly and reasonably informed regarding any such Proceedings.

No Solicitation. Dermira shall not, and Dermira shall cause its representatives not to, (i) directly or indirectly solicit, initiate or knowingly encourage or knowingly facilitate (including by way of providing information) any inquiries, proposals, or offers or the making of any submission or announcement of any inquiry, proposal, or offer that constitutes or would reasonably be expected to lead to a Company Takeover Proposal (as defined below) or (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person regarding, furnish to any person any information or afford access to the business, properties, assets, books or records of Dermira to, or take any other action to assist or knowingly facilitate or knowingly encourage any effort by any person, in each case in connection with or in response to any inquiry, offer or proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal (other than, solely in response to an inquiry that did not result from a material breach of Section 5.02(a) of the Merger Agreement), to refer the inquiring person to Section 5.02 of the Merger Agreement and to limit its communication exclusively to such referral or to clarify the terms thereof). Dermira shall, and shall cause its directors and officers to, and shall use its reasonable best efforts to cause its representatives to, immediately (i) cease all solicitations, discussions and negotiations regarding any inquiry, proposal or offer pending on January 10, 2020 that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any person within the last six months for the purposes of evaluating a possible Company Takeover Proposal and (iii) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal.

However, at any time prior to the Offer Closing Time, in response to a Company Takeover Proposal that did not result from a material breach of Section 5.02(a) of the Merger Agreement, in the event that the Dermira Board determines, in good faith, after consultation with outside counsel and a financial advisor, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Company Proposal (a “Qualifying Company Takeover Proposal”), Dermira may (A) furnish information with respect to Dermira to the person or group of persons making such Qualifying Company Takeover Proposal and its or their representatives pursuant to an Acceptable Confidentiality Agreement (as defined below) so long as Dermira concurrently or promptly thereafter provides Lilly, in accordance with the terms of the Non-Disclosure Agreement, any material non-public information with respect to Dermira furnished to such other person or group of persons that was not previously furnished to Lilly, and (B) participate in discussions or negotiations with such person or group of persons and its or their representatives regarding such Qualifying Company Takeover Proposal (including soliciting the making of a revised Qualifying Company Takeover Proposal); provided that Dermira may only take the actions described in clause (A) or (B) above, if the Dermira Board determines, in good faith, after consultation with outside counsel, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable law. Dermira shall not, and shall cause its representatives not to, release any person from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any agreement to which Dermira is a party; provided that, if the Dermira Board determines in good faith, after consultation with its outside counsel that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, Dermira may waive any such standstill provision solely to the extent necessary to permit the applicable person (if such person has not been solicited in breach of Section 5.02 of the Merger Agreement) to make, on a confidential basis to the Dermira Board, a Company Takeover Proposal, conditioned upon such person agreeing that Dermira shall not be prohibited from providing any information to Lilly (including regarding any such Company Takeover Proposal) in accordance with, and otherwise complying with, Section 5.02 of the Merger Agreement.

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to Dermira than those contained in the Non-Disclosure Agreement (defined below).

“Company Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Lilly and its subsidiaries) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof, as determined by the Dermira Board) of the assets of Dermira and Dermira’s subsidiary, taken as a whole, or (B) 20% or more of the aggregate voting power of the capital stock of Dermira, (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving Dermira that, if consummated, would result in any person or group (or the stockholders of any person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of Dermira or of the surviving entity or the resulting direct or indirect parent of Dermira or such surviving entity, other than, in each case, the Transactions, or (iii) any combination of the foregoing.

“Superior Company Proposal” means any written bona fide Company Takeover Proposal received after January 10, 2020 that did not result from a material breach of Section 5.02 of the Merger Agreement and that if consummated would result in a person or group (or the stockholders of any person) owning, directly or indirectly, (i) 75% or more of the aggregate voting power of the capital stock of Dermira or of the surviving entity or the resulting direct or indirect parent of Dermira or such surviving entity or (ii) 75% or more (based on the fair market value thereof, as determined in good faith by the Dermira Board) of the assets of Dermira and Dermira’s subsidiary, taken as a whole, on terms and conditions which the Dermira Board determines, in good faith, after consultation with outside counsel and its independent financial advisor, are more favorable to the stockholders of Dermira than the Transactions, taking into account all the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Lilly).

Wherever the term “group” is used in this subsection of the Merger Agreement, it is used as defined in Rule 13d-5 under the Exchange Act.

Recommendation Change. As described above, and subject to the provisions described below, the Dermira Board has determined to recommend that the stockholders of Dermira accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Dermira Board Recommendation.” The Dermira Board also agreed to include the Dermira Board Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Lilly to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, neither the Dermira Board nor any committee thereof shall:

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withdraw, qualify or modify in a manner adverse to Lilly or Purchaser, or propose publicly to, withdraw, qualify or modify in a manner adverse to Lilly or Purchaser, the Dermira Board Recommendation or resolve or agree to take any such action;

•	adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any Company Takeover Proposal or resolve or agree to take any such action;

•	publicly make any recommendation in connection with a tender offer or exchange offer (other than the Offer) other than a recommendation against such offer;

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fail to include the Dermira Board Recommendation in the Schedule 14D-9 when disseminated to Dermira’s stockholders (any action described in this bullet and the foregoing three bullets is referred to as an “Adverse Recommendation Change”); or

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approve or recommend, or propose publicly to approve or recommend, or authorize, cause or permit Dermira to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement relating to or that would reasonably be expected to lead to, any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with the Merger Agreement), or resolve, agree or publicly propose to take any such action.

Unless such action would otherwise constitute an Adverse Recommendation Change, Dermira and Lilly have agreed that the Merger Agreement will not prohibit Dermira from (1) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders), including making any “stop-look-and-listen” communication to the stockholders of Dermira or (2) making any disclosure to its stockholders if the Dermira Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties or applicable law. Dermira and Lilly have further agreed that: (i) any “stop, look and listen” letter or similar communication limited to the information described in Rule 14d-9(f) under the Exchange Act and (ii) any disclosure of information to Dermira’s stockholders that only describes Dermira’s receipt of a Company Takeover Proposal and the operation of the Merger Agreement with respect thereto and contains a statement that the Dermira Board has not effected an Adverse Recommendation Change shall be deemed to not be an Adverse Recommendation Change.

However, at any time prior to the Offer Closing Time, subject to compliance with other provisions summarized under “– No Solicitation” and “– Recommendation Change” above, (1) the Dermira Board may take any of the actions specified in the first and fourth bullets of the definition of Adverse Recommendation Change above in response to an Intervening Event (as defined below) if the Dermira Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law and (2) if the Dermira Board receives a Superior Company Proposal that did not result from a material breach of the provisions summarized under “– No Solicitation” Dermira may make an Adverse Recommendation Change, and may terminate the Merger Agreement pursuant to the Superior Proposal Termination Right (defined below) in order to enter into a definitive agreement with respect to the Superior Company Proposal.

However, such action may only be taken if, prior to taking such action (1) the Dermira Board shall have given Lilly at least four business days’ prior written notice of its intention to take such action and a description of the reasons for taking such action (which notice, in respect of a Superior Company Proposal, will specify the identity of the person who made such Superior Company Proposal and the material terms and conditions of such Superior

Company Proposal and attach the most current version of the relevant transaction agreement and which notice, in respect of an Intervening Event, will include a reasonably detailed description of the underlying facts giving rise to such action), (2) Dermira shall have negotiated, and shall have caused its representatives to negotiate in good faith, with Lilly during such notice period, to the extent Lilly wishes to negotiate, to enable Lilly to revise the terms of the Merger Agreement in such a manner that would eliminate the need for taking such action (and in respect of a Superior Company Proposal, would cause such Superior Company proposal to no longer constitute a Superior Company Proposal), (3) following the end of such notice period, the Dermira Board shall have considered in good faith any revisions to the Merger Agreement irrevocably committed to in writing by Lilly, and shall have determined in good faith, after consultation with outside counsel, that failure to effect such recommendation change would be inconsistent with its fiduciary duties under applicable law and, with respect to a Superior Company Proposal, that such Superior Company Proposal continues to constitute a Superior Company Proposal and (4) in the event of any change to any of the financial terms (including the form and amount of consideration) of such Superior Company Proposal, Dermira shall, in each case, deliver to Lilly an additional notice consistent with that described in clause (1) above and a renewed notice period under clause (1) above will commence (except that the four-business day notice period referred to in clause (1) above shall instead be equal to two business days) during which time Dermira shall be required to comply with the foregoing covenants anew with respect to such additional notice, including clauses (1) through (4) above.

“Intervening Event” means an event, change, effect, development, condition or occurrence material to Dermira and Dermira’s subsidiary, taken as a whole, that was not known or reasonably foreseeable by the Dermira Board as of the date of the Merger Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable); provided, that in no event shall any of the following constitute or contribute to an Intervening Event: (i) changes in the financial or securities markets or general economic or political conditions in the United States, (ii) changes (including changes of applicable law) or conditions generally affecting the industry in which Dermira operates, (iii) Dermira’s meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance for any period, (iv) the announcement or the consummation of the Transactions or (v) the receipt, existence or terms of any Company Takeover Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to a Company Takeover Proposal, or the consequences of any of the foregoing.

Termination. The Merger Agreement may be terminated at any time prior to the Offer Closing Time as follows:

•	by mutual written consent of Lilly, Purchaser and Dermira;

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by either Dermira or Lilly, if (i) the Offer Closing Time has not occurred on or before 11:59 p.m., Eastern time, on July 10, 2020 (the “Outside Date”); provided that the right to terminate the Merger Agreement pursuant to the foregoing shall not be available to any party if the failure of the Offer Closing Time to occur on or before the Outside Date is primarily due to a material breach of the Merger Agreement by such party (the “Outside Date Termination Right”) or (ii) any judgment issued by any governmental entity of competent jurisdiction or law or other legal prohibition permanently preventing or prohibiting the consummation of the Offer or the Merger shall be in effect and shall have become final and non-appealable; provided that the party seeking to terminate the Merger Agreement pursuant to the foregoing clause (ii) shall have complied in all material respects with its obligations under Section 6.02 of the Merger Agreement in respect of any such legal restraint;

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by Lilly, if Dermira breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform individually or in the aggregate with all such other breaches or failures to perform would result in the failure of certain specified Offer Conditions and cannot be or has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Dermira of such breach or failure to perform and (y) the Outside Date (provided that Lilly and Purchaser are not then in material breach of any representation, warranty or covenant contained in the Merger Agreement) (the “Company Material Breach Termination Right”);

•	by Lilly if an Adverse Recommendation Change has occurred (the “Adverse Recommendation Change Termination Right”);

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by Dermira, if (i) Purchaser fails to commence the Offer in violation of the terms of the Merger Agreement (other than due to a violation by Dermira of certain of its obligations under the Merger Agreement), (ii) Purchaser shall have terminated the Offer prior to its expiration date (as such expiration date may be extended and re-extended), other than in accordance with the Merger Agreement, or (iii) all of the Offer Conditions have been satisfied or waived as of immediately prior to the expiration of the Offer and the Offer Closing Time shall not have occurred within five business days following the expiration of the Offer;

•

by Dermira, if Lilly or Purchaser breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement (without regard to any qualifications or exceptions contained therein as to materiality or Parent Material Adverse Effect), which breach or failure to perform (i) had or would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect and (ii) has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Lilly or Purchaser of such breach or failure to perform and (y) the Outside Date (provided that Dermira is not then in material breach of any representation, warranty or covenant contained in the Merger Agreement); or

•

by Dermira, if (i) the Dermira Board authorizes Dermira to enter into a definitive written agreement constituting a Superior Company Proposal, (ii) the Dermira Board has complied in all material respects with its obligations under the non-solicitation provisions of the Merger Agreement in respect of such Superior Company Proposal and (iii) Dermira has paid, or simultaneously with the termination of the Merger Agreement pays, the fee due under the Merger Agreement that is payable if the Merger Agreement is terminated (the “Superior Proposal Termination Right”).

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of Lilly or Purchaser, on the one hand, or Dermira, on the other hand except (i) certain specified provisions and definitions of the Merger Agreement will survive, including those described in “– Dermira Termination Fee” below and (ii) to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in the Merger Agreement, in which case such party will be liable to the other party for damages. Lilly and Purchaser have agreed that any failure of Lilly or Purchaser to satisfy its obligations to accept for payment or pay for Shares following satisfaction of the Offer Conditions, and any failure of Lilly to cause the Merger to be effective following the satisfaction of the closing conditions set forth in the Merger Agreement, will be deemed to constitute a willful and material breach of a covenant of the Merger Agreement.

Dermira Termination Fee. Dermira shall pay to Lilly a fee of $40,000,000 (the “Termination Fee”) if:

•	Dermira terminates the Merger Agreement pursuant to the Superior Proposal Termination Right;

•	Lilly terminates the Merger Agreement pursuant to the Adverse Recommendation Change Termination Right; or

•

(A) after the date of the Merger Agreement, a bona fide Company Takeover Proposal is publicly proposed or announced or shall have become publicly known and such Company Takeover Proposal is not publicly withdrawn (x) in the case of the Merger Agreement being subsequently terminated pursuant to the Company Material Breach Termination Right, prior to the time of the breach or failure to perform giving rise to such termination or (y) in the case of the Merger Agreement being subsequently terminated pursuant to the Outside Date Termination Right, prior to the date that is four business days prior to the final expiration date of the Offer, (B) thereafter the Merger Agreement is terminated by either Lilly or Dermira pursuant to the Outside Date Termination Right (but in the case of a termination by Dermira, only if at such time Lilly would not be prohibited from terminating the Merger Agreement pursuant to the Outside Date Termination Right or by Lilly pursuant to the Company Material Breach Termination Right), (C) in the case of termination of the Merger Agreement pursuant to the Outside Date Termination Right, at the final expiration date of the Offer, the Antitrust Condition and the Legal Restraint Condition have been satisfied, but the Minimum Tender Condition has not been satisfied and (D) within 12 months after such termination, Dermira either (1) consummates a Company Takeover Proposal or (2) Dermira enters into a definitive agreement with respect to a Company Takeover Proposal that (x) is subsequently consummated or (y) was publicly proposed or announced or became publicly known prior to the termination of such agreement (for these purposes, the references to 20% in the definition of Company Takeover Proposal above will be deemed references to 50% instead).

In the event the Termination Fee is paid to Lilly in accordance with the terms of the Merger Agreement, the Termination Fee shall constitute the sole and exclusive remedy of Lilly and Purchaser against Dermira and its current, former or future stockholders and representatives for any loss suffered as a result of the failure of the Transactions to be consummated, and none of Dermira or its current, former or future stockholders or representatives shall have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions. Acceptance by Lilly of the Termination Fee shall constitute acceptance by Lilly of the validity of any termination of the Merger Agreement pursuant to the Superior Proposal Termination Right. Upon a valid termination of the Merger Agreement other than pursuant to the Superior Proposal Termination Right and which termination would also give rise to a payment of the Termination Fee under the terms of the Merger Agreement, if prior to payment of the Termination Fee to Lilly, Lilly provides irrevocable written notice to Dermira that it does not wish to receive the Termination Fee, then Dermira shall have no further obligation to pay the Termination Fee under any circumstances thereafter and Lilly shall be entitled to exercise its rights under Section 8.02 of the Merger Agreement to pursue any claim against Dermira for a willful and material breach of the Merger Agreement by Dermira.

Specific Performance. The parties have acknowledged and agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. The parties have further agreed that the parties will be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the performance of the terms and provisions of the Merger Agreement, without proof of damages or otherwise (and each party waived any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity. The right to specific enforcement includes the right of Dermira to cause Lilly and Purchaser to cause the Offer, the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in the Merger Agreement.

Expenses. Except as otherwise set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement, and the Transactions will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

Offer Conditions. Notwithstanding any other terms of the Offer or the Merger Agreement, Purchaser is not required, and Lilly is not required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered shares of Dermira Common Stock promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) unless (a) there shall have been validly tendered in the Offer (and not properly withdrawn) prior to the expiration of the Offer the number of Shares (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository”, as such terms are defined by Section 251(h) of the DGCL) that, when added to the Shares then owned by Lilly, Purchaser or any other subsidiary of Lilly, would represent a majority of the Shares outstanding as of immediately following the consummation of the Offer (such condition in this clause (a), the “Minimum Tender Condition”); and (b) the waiting period under the HSR Act shall have either expired or been terminated (such condition in this clause (b), the “Antitrust Condition”).

Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Lilly shall not be required to cause Purchaser to, accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for if, at the then-scheduled expiration of the Offer, any of the following conditions exists:

(i)

there shall be any judgment issued by any governmental entity of competent jurisdiction or law or other legal prohibition in effect preventing or prohibiting the consummation of the Offer or the Merger (the “Legal Restraint Condition”);

(ii)

(A) any representations or warranties of Dermira set forth in Article III of the Merger Agreement (other than those set forth in Sections 3.01, 3.02(a), (c) and (d), 3.04, 3.08(a), 3.20, 3.22 and 3.23 of the Merger Agreement) shall not be true and correct at and as of the date of the Merger Agreement and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”), (B) any representation or warranty of Dermira set forth in Sections 3.01, 3.04, 3.20, 3.22 or 3.23 of the Merger Agreement (concerning Dermira’s organization, standing and power; authority, execution and delivery, and enforceability; brokers and other advisors; opinion of financial advisors; and no vote required) shall not be true and correct in all material respects at and as of the date of the Merger Agreement and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date) (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality”), (C) any representation or warranty of Dermira set forth in Section 3.02(a), (c) and (d) of the Merger Agreement (concerning Dermira’s capital structure) shall not be true and correct other than in de minimis respects at and as of the date of the Merger Agreement and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date) and (D) any representation or warranty of Dermira set forth in Section 3.08(a) of the Merger Agreement (concerning the absence of certain changes or events) shall not be true and correct in all respects at such time;

(iii)	Dermira shall have failed to perform in all material respects all obligations to be performed by it as of such time under the Merger Agreement;

(iv)

Lilly shall have failed to receive from Dermira a certificate, dated as of the date on which the Offer expires and signed by an executive officer of Dermira, certifying to the effect that the conditions set forth in paragraphs (ii) and (iii) immediately above have been satisfied as of immediately prior to the expiration of the Offer; or

(v)

the Merger Agreement shall have been validly terminated in accordance with its terms (the “Termination Condition”) (the foregoing clauses (i) through (v) together with the Minimum Tender Condition and the Antitrust Condition, the “Offer Conditions”).

The foregoing conditions are in addition to, and not a limitation of, the rights of Lilly and Purchaser to extend, terminate or modify the Offer in accordance with the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC.

The foregoing conditions are for the sole benefit of Lilly and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Lilly and Purchaser in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition and the Termination Condition, which may not be waived by Lilly or Purchaser). The failure by Lilly, Purchaser or any other affiliate of Lilly at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

Other Agreements

Tender and Support Agreements

The following is a summary of the material provisions of the Tender and Support Agreements (as defined below). The following description of the Tender and Support Agreements is only a summary and is qualified in its entirety by reference to the Tender and Support Agreements, copies of which are filed as Exhibits (d)(2) and (d)(3) of the Schedule TO and is incorporated herein by reference.

Concurrently with entering into the Merger Agreement, Lilly and Purchaser entered into a (i) Tender and Support Agreement (as it may be amended from time to time, the “BCC Tender and Support Agreement”), dated as of January 10, 2020, with Bay City Capital Fund V, L.P., Bay City Capital Fund V Co-Investment Fund, L.P. and Bay City Capital, LLC (collectively, the “BCC Stockholder”), and (ii) Tender and Support Agreement (as it may be amended from time to time, the “NEA Tender and Support Agreement”, and together with the BCC Tender and Support Agreement, the “Tender and Support Agreements”), dated as of January 10, 2020, with New Enterprise Associates 13, L.P. and NEA Ventures 2011, Limited Partnership (collectively, the “NEA Stockholder” and together with the BCC Stockholder, the “Supporting Stockholders”). Collectively, the Supporting Stockholders beneficially owned 7,019,296 Shares (or approximately 12.8% of the outstanding Shares) as of January 9, 2020. Lilly and the Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements.

The Tender and Support Agreements provide that, no later than 10 business days after the commencement of the Offer, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares the Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreements or that the Supporting Stockholders acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”).

During the period from January 10, 2020 until the termination of the Tender and Support Agreements (the “Support Period”), the Supporting Stockholders have agreed to vote (i) against any Company Takeover Proposal, (ii) against any change in membership of the Dermira Board that is not recommended or approved by the Dermira Board and (iii) against any other proposed action, agreement or transaction involving Dermira that would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other Transactions. During the Support Period, Lilly is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to so vote their Subject Shares.

During the Support Period, the Supporting Stockholders have further agreed not to, directly or indirectly, (i) create or permit to exist any lien, other than certain permitted liens, on any of the Supporting Stockholders’ Subject Shares, (ii) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of the Supporting Stockholders’ Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any contract with respect to any Transfer of the Supporting Stockholders’ Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of the Supporting Stockholders’ Subject Shares, (v) deposit or permit the deposit of any of the Supporting Stockholders’ Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Supporting Stockholders’ Subject Shares, or (vi) take or permit any other action that would in any way restrict, limit, impede, delay or interfere with the performance of the Supporting Stockholders’ obligations thereunder in any material respect, otherwise make any representation or warranty of the Supporting Stockholders therein untrue or incorrect, or have the effect of preventing or disabling the Supporting Stockholders from performing any of their obligations under the Tender and Support Agreements. The restrictions on Transfer are subject to certain customary exceptions.

During the Support Period, the Supporting Stockholders, solely in their capacities as stockholders of Dermira, shall not, and shall cause their representatives, officers and employees not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of providing information) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Company Takeover Proposal, (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person regarding, or furnish to any person any information or afford access to the business, properties, assets, books or records of Dermira to, or take any other action to assist, knowingly facilitate or knowingly encourage any effort by any person, in each case in connection with or in response to any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to any Company Takeover Proposal (other than, solely in response to an inquiry that did not result from a material breach of Section 4.6 of the Tender and Support Agreements, to refer the inquiring person to the restrictions of the Tender and Support Agreements and of the Merger Agreement and to limit the Supporting Stockholders’ other communication exclusively to such referral), (iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to any Company Takeover Proposal, (iv) knowingly encourage or recommend any other holder of Shares to vote against the Merger or to not tender Shares into the Offer or (v) resolve or agree to do any of the foregoing. The Tender and Support Agreements provide that the Supporting Stockholders’ obligations under the agreements are solely in their respective capacities as stockholders of Dermira, and not, if applicable, in such stockholders’ or any of their affiliates’ capacity as a director, officer or employee of Dermira, and that nothing in the Tender and Support Agreements in any way restricts a director or officer of Dermira in the taking of any actions (or failures to act) in his or her capacity as a director or officer of Dermira, or in the exercise of his or her fiduciary duties as a director or officer of Dermira.

The Tender and Support Agreements terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of a Tender and Support Agreement by written notice from Lilly or (iv) the date on which any amendment to the Merger Agreement or the Offer is effected without the Supporting Stockholders’ consent that decreases the amount, or changes the form or terms, of consideration payable to all stockholders of Dermira pursuant to the terms of the Merger Agreement.

Mutual Non-Disclosure Agreement

Lilly and Dermira entered into a Mutual Non-Disclosure Agreement on September 10, 2019, as amended on November 11, 2019 and January 3, 2020 (as amended, the “Non-Disclosure Agreement”). Under the terms of the Non-Disclosure Agreement, Lilly and Dermira agreed that, subject to certain exceptions, certain confidential information each may make available to the other will not be disclosed or used for any purpose other than to discuss and evaluate a potential scientific or business opportunity of mutual interest regarding certain of Dermira’s product candidates, and to discuss, evaluate and negotiate a potential negotiated acquisition transaction involving Lilly and Dermira. Additionally, Lilly agreed that, subject to certain exceptions, Lilly would not solicit for employment certain employees of Dermira until September 10, 2020. Lilly also agreed, among other things, to certain “standstill” provisions which prohibit Lilly and its representatives from taking certain actions involving or with respect to Dermira or the Shares for a period ending on September 10, 2020. The Non-Disclosure Agreement provided that these “standstill” provisions would be of no further force and effect upon the occurrence of specified events, including (i) Dermira’s entry into an agreement providing for a Combination (as defined below), (ii) a tender or exchange offer that, if consummated, would constitute a Combination and the Dermira Board either accepts such offer or fails to recommend that Dermira stockholders reject such offer within ten business days from the date of commencement of such offer, or (iii) the Dermira Board publicly announces its intention to engage in a formal process that is intended to result in a transaction which if consummated would constitute a Combination.

“Combination” means a transaction in which (i) a person or “group” (within the meaning of Section 13(d) under the Exchange Act) acquires, directly or indirectly, securities representing 25% or more of the voting power of the outstanding securities of Dermira or properties or assets constituting 25% or more of the consolidated assets of Dermira and its subsidiaries or (ii) in any case not covered by (i), Dermira (A) issues securities representing 25% or more of its total voting power to a person or “group”, including in the case of (i) and (ii) by way of a merger or other business combination with Dermira or any of its subsidiaries or (B) engages in a merger or other business combination such that the holders of voting securities of Dermira immediately prior to the transaction do not own more than 50% of the voting power of securities of the resulting entity.

This summary of the Non-Disclosure Agreement is only a summary and is qualified in its entirety by reference to the Non-Disclosure Agreement, Amendment No. 1 to the Non-Disclosure Agreement and Amendment No. 2 to the Non-Disclosure Agreement, which are filed as Exhibits (d)(4), (d)(5) and (d)(6), respectively, of the Schedule TO and are incorporated herein by reference.

12.	Purpose of the Offer; Plans for Dermira

Purpose of the Offer

The purpose of the Offer is for Lilly, through Purchaser, to acquire control of, and would be the first step in Lilly’s acquisition of the entire equity interest in, Dermira. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as soon as practicable thereafter.

The Dermira Board unanimously: (1) determined that the Offer, the Merger and the Transactions are advisable, fair to and in the best interests of Dermira and its stockholders; (2) approved the Merger Agreement, and duly authorized and approved the execution, delivery and performance by Dermira of the Merger Agreement and the consummation by Dermira of the Transactions; (3) declared the Merger Agreement and the Transactions advisable; (4) recommended that Dermira’s stockholders tender their Shares in the Offer; and (5) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL.

If the Offer is consummated, we will not seek the approval of Dermira’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of Dermira’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for Dermira

After completion of the Offer and the Merger, Dermira will be a wholly-owned subsidiary of Lilly. In connection with Lilly’s consideration of the Offer, Lilly has developed a plan, on the basis of available information, for the combination of the business of Dermira with that of Lilly. Lilly plans to integrate Dermira’s business into Lilly. Lilly will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as set forth in this Offer to Purchase and the Merger Agreement, Lilly and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Dermira (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Dermira, (iii) any material change in Dermira’s capitalization or dividend policy or (iv) any other material change in Dermira’s corporate structure or business, (v) any change to the board of directors or management of Dermira, (vi) a class of securities of Dermira being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Dermira being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and Dermira will consummate the Merger as soon as practicable pursuant to Section 251(h). Immediately following the Merger, all of the outstanding shares of Dermira’s common stock will be held by Lilly.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, Shares may no longer meet the requirements for continued listing on Nasdaq if, among other things, Dermira does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Lilly will seek to cause the listing of Shares on Nasdaq to be discontinued as soon after the consummation of the Offer as the requirements for termination of the listing are satisfied.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Dermira to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Dermira to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Dermira, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Dermira and persons holding “restricted securities” of Dermira to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the

Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We will cause the delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

14.	Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Lilly, Dermira will not declare, set aside, establish a record date in respect of, accrue or pay any dividends on, or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock of Dermira (other than dividends and distributions of cash by a direct or indirect wholly-owned subsidiary of Dermira to its parent).

15.	Conditions of the Offer

For purposes of this Section 15, capitalized terms used in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below. Purchaser will not be required to, and Lilly shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may not accept for payment any tendered Shares if, at the then-scheduled expiration of the Offer, any of the following conditions exist:

(i) the Minimum Tender Condition has not been satisfied;

(ii) the Antitrust Condition has not been satisfied;

(iii) the Legal Restraint Condition has not been satisfied;

(iv) (A) any representations or warranties of Dermira set forth in Article III of the Merger Agreement (other than those set forth in Sections 3.01, 3.02(a), (c) and (d), 3.04, 3.08(a), 3.20, 3.22 and 3.23 of the Merger Agreement) shall not be true and correct at and as of the date of the Merger Agreement at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”), (B) any representation or warranty of Dermira set forth in Sections 3.01, 3.04, 3.20, 3.22 or 3.23 of the Merger Agreement (concerning Dermira’s organization, standing and power; authority, execution and delivery, and enforceability; brokers and other advisors; opinion of financial advisors; and no vote required) shall not be true and correct in all material respects at and as of the date of the Merger Agreement and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date) (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality”), (C) any representation or warranty of Dermira set forth in Section 3.02(a), (c) and (d) of the Merger Agreement (concerning Dermira’s capital structure) shall not be true and correct other than in de minimis respects at and as of the date of the Merger Agreement and at and as of such time in all respects at such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date) and (D) any representation or warranty of Dermira set forth in Section 3.08(a) of the

Merger Agreement (concerning the absence of certain changes or events) shall not be true and correct in all respects as of such time;

(v) Dermira shall have failed to perform in all material respects the obligations to be performed by it as of such time under the Merger Agreement;

(vi) Lilly shall have failed to receive from Dermira a certificate, dated as of the date on which the Offer expires and signed by an executive officer of Dermira, certifying to the effect that the conditions set forth in paragraphs (iv) and (v) immediately above have been satisfied as of immediately prior to the expiration of the Offer; or

(vii) the Termination Condition exists.

The foregoing conditions are for the sole benefit of Lilly and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Lilly and Purchaser, in whole or in part at any time and from time to time, in their sole discretion (except for the Minimum Tender Condition and the Termination Condition, which may not be waived by Lilly or Purchaser). The failure by Lilly, Purchaser or any other affiliate of Lilly at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by Dermira with the SEC and other publicly available information concerning Dermira, we are not aware of any governmental license or regulatory permit that appears to be material to Dermira’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Dermira’s business or that certain parts of Dermira’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not properly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Antitrust Condition. See Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement.”

Antitrust Compliance

Under the HSR Act (including the related rules and regulations that have been promulgated thereunder by the FTC), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Lilly and Dermira expect to file their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on or about January 24, 2020.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire fifteen calendar days from the date the Premerger Notification and Report Forms are filed with the FTC and the Antitrust Division. If the fifteen-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. Eastern time of the next day that is not a Saturday, Sunday or federal holiday. However, the initial waiting period may be terminated prior to such date and time by the FTC, or Purchaser and Dermira may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of ten days, which will begin on the date on which Purchaser has substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to Dermira or by Dermira supplying the requested information, Dermira is obliged to respond to the request within a reasonable time. If the ten-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. Eastern time of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Lilly) to divest the Shares, or (iv) to require us or Dermira to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. See Section 15 – “Conditions of the Offer.”

Based upon an examination of publicly available information and other information relating to the businesses in which Dermira is engaged, Lilly and Dermira believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Lilly nor Dermira can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 – “Conditions of the Offer.”

State Takeover Laws

Dermira is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Dermira Board approved the Merger Agreement and the transactions contemplated therein, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the Transactions.

Dermira conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Conditions of the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Dermira for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required

Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Dermira stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Lilly, Purchaser and Dermira will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of Dermira stockholders in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights

No appraisal rights are available to the holders of Shares who tender such Shares in connection with the Offer. If the Offer and Merger are consummated, the holders of Shares who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon, if any, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Holders of Shares should recognize that “fair value” so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address,

“fair value” under Section 262 of the DGCL. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Section 262 provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice by Dermira to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 in connection with the Merger, such stockholder must do all of the following:

•

prior to the later of the consummation of the Offer and twenty days after the date of mailing of the Schedule 14D-9, deliver to Dermira a written demand for appraisal of Shares held, which demand must reasonably inform Dermira of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses

Purchaser has retained Georgeson LLC to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Lilly or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous

The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or any other law or regulation of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with law or regulation, we will make a good faith effort to comply with any such law or regulation. If, after such good faith effort, we cannot comply with any such law or regulation, the Offer will not be made to (nor will tenders be accepted from or on behalf of holders of) the holders of Shares in such state. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Lilly or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Lilly, Purchaser the Depositary or the Information Agent for the purposes of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Dermira has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Dermira Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 – “Certain Information Concerning Dermira” above.

Bald Eagle Acquisition Corporation

January 22, 2020

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND LILLY

1.	PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser are set forth below. The business address of Purchaser is Lilly Corporate Center, Indianapolis, IN 46285. The telephone number at such office is (317) 276-2000. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Gordon J. Brooks

Director

Citizenship: United States, South Africa and the United Kingdom

Gordon Brooks is the Chief Procurement Officer and Vice President, Bio-Medicines Finance. Prior to this role, Mr. Brooks served as Vice President, Corporate Finance and Investment Banking.

Philip L. Johnson

Director; Vice President and Treasurer

Philip L. Johnson is Senior Vice President, Finance and Treasurer of Lilly with responsibility for treasury operations, pension benefits investments, risk management, investor relations, corporate finance and investment banking. Prior to this role, Mr. Johnson served as Vice President of Investor Relations.

Heather Wasserman	Director; President Heather Wasserman is Vice President, R&D Business Development for Lilly. Prior to assuming her current role, she was the head of Immunology External Innovation.

Bronwen Mantlo

Secretary

Bronwen Mantlo is the Vice President, Corporate Secretary and Deputy General Counsel of Lilly. Since joining Lilly in 1999, she has served in various roles, including as commercial transaction counsel, and the acting general counsel for Lilly’s Elanco Animal Health division. Most recently, she served as the General Counsel of Lilly Canada from 2014 to early 2016.

Katie Lodato

Vice President, Corporate Tax and Assistant Treasurer

Katie Lodato is Vice President-Global Tax for Lilly. Prior to this role, Ms. Lodato served in a variety of tax-related roles at Lilly, including Senior Director and Tax Counsel – Transfer Pricing, M&A and Audit from July 2014 to December 2017, and Tax Strategy Director and Counsel from October 2013 to June 2014.

2.	LILLY

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Lilly are set forth below. The business address of each such director and executive officer is Lilly Corporate Center, Indianapolis, IN 46285. The telephone number at such office is (317) 276-2000. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Ralph Alvarez Director	Ralph Alvarez has been an operating partner of Advent International Corporation, a large private global equity firm, since July 2017. He was elected to the board of directors of Eli Lilly and Company in 2009. Born in Cuba, he received his bachelor’s degree in business administration from the University of Miami. Mr. Alvarez retired as president and chief operating officer of McDonald’s Corporation in 2009. Prior to joining McDonald’s in 1994, he held leadership positions at Burger King Corporation and Wendy’s International, Inc. He held a variety of leadership roles throughout his career, including chief operations officer and president of the central division, both with McDonald’s USA. Before joining the U.S. business, Alvarez was president of McDonald’s Mexico. From July 2004 until January 2005, he was president of McDonald’s USA, where he led a team that aligned employees, owner/operators, and suppliers behind the company’s “Plan to Win” strategy – the catalyst for the turnaround of the U.S. business. Alvarez served as president of McDonald’s North America from January 2005 until August 2006. In this role, he was responsible for all McDonald’s restaurants in the U.S. and Canada. Alvarez became president and chief operating officer in August 2006. He set the global strategy and directed operations for 32,000 McDonald’s restaurants in 118 countries. Mr. Alvarez is an active advocate for education. He serves on the President’s Council, the School of Business Administration Board of Overseers of the University of Miami. Mr. Alvarez is also a member of the board of directors of Lowe’s Companies, Inc. and Dunkin’ Brands Group, Inc. He also previously served on the boards of McDonald’s Corporation, Realogy Holdings Corp., KeyCorp, and Skylark Co., Ltd.

Katherine Baicker, Ph.D. Director	Katherine Baicker, Ph.D., is the Dean of the Harris School of Public Policy at the University of Chicago. She is also a research associate at the National Bureau of Economic Research. She was elected to the Eli Lilly and Company board of directors in December 2011. Baicker received a bachelor of arts degree in economics, magna cum laude, from Yale University in 1993, and a Ph.D. in economics from Harvard University in 1998. From 1998 to 2005, Baicker was assistant professor and associate professor of economics at Dartmouth College. In 2003 was a visiting assistant professor at the University of Chicago Harris School of Public Policy. From 2005 to 2007, she served as a Senate-confirmed member of the Council of Economic Advisers, in the Executive Office of the President, where she played a leading role in the development of health policy. Baicker serves on the Panel of Health Advisers to the Congressional Budget Office and on the editorial board of Health Affairs, and as a trustee of the Mayo Clinic. She is an elected member of the National Academy of Medicine, the National Academy of Social Insurance, the Council on Foreign Relations, and the Academy of Arts and Sciences.

Carolyn R. Bertozzi, Ph.D. Director	Carolyn R. Bertozzi, Ph.D., is the Anne T. and Robert M. Bass Professor of Chemistry and Professor of Chemical & Systems Biology and Radiology at

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Stanford University, and an Investigator of the Howard Hughes Medical Institute. She was elected to the Eli Lilly and Company board of directors in 2017. She completed her undergraduate degree in chemistry from Harvard University in 1988 and her doctorate in chemistry from UC Berkeley in 1993. After completing postdoctoral work at UCSF in the field of cellular immunology, she joined the UC Berkeley faculty in 1996. In June 2015, she joined the faculty at Stanford University coincident with the launch of Stanford’s ChEM-H institute. Professor Bertozzi’s research interests span the disciplines of chemistry and biology with an emphasis on studies of cell surface glycosylation pertinent to disease states. Her lab focuses on profiling changes in cell surface glycosylation associated with cancer, inflammation and bacterial infection, and exploiting this information for development of diagnostic and therapeutic approaches, most recently in the area of immuno-oncology. She has been recognized with many honors and awards for her research accomplishments. She is an elected member of the Institute of Medicine, National Academy of Sciences, and American Academy of Arts and Sciences. She has been awarded the Lemelson-MIT Prize, the Heinrich Wieland Prize and a MacArthur Foundation Fellowship, among many others.

Michael L. Eskew Director	Michael L. Eskew is the retired chairman and chief executive officer of United Parcel Service, Inc., a position he held from January 2002 until December 2007. He was elected to the Eli Lilly and Company board of directors in 2008. A native of Vincennes, Indiana, Eskew graduated from Purdue University with a bachelor’s degree in industrial engineering. He also completed the advanced management program at the Wharton School of Business. Eskew serves as the chairman of the board of trustees of The Annie E. Casey Foundation, which is the country’s largest foundation dedicated to disadvantaged youth. He also serves on the boards of directors of the 3M Corporation, IBM Corporation, and Allstate Corporation.

J. Erik Fyrwald Director	J. Erik Fyrwald joined Syngenta in June 2016 as chief executive officer. He was elected to the Eli Lilly and Company board of directors in 2005. He served as chief executive officer of Univar from May 2012 until May 2016. In 2008, following a 27-year career at DuPont, he joined Nalco Company, serving as chairman and chief executive officer until 2011, when Nalco merged with Ecolab Inc. Following the merger, Fyrwald served as president of Ecolab. From 2003 to 2008, Fyrwald served as group vice president of the agriculture and nutrition division at E.I. du Pont de Nemours and Company. From 2000 until 2003, he was vice president and general manager of DuPont’s nutrition and health business. Fyrwald attended the University of Delaware, where he received a bachelor of science degree in chemical engineering in 1981. He also completed the advanced management program at Harvard Business School. Fyrwald serves on the boards of directors of Syngenta, Bunge Limited, CropLife International, the Swiss-American Chamber of Commerce and the UN World Food Program Farm to Market Initiative.

Jamere Jackson Director	Jamere Jackson, chief financial officer of Hertz Global Holdings Inc., was elected to the Eli Lilly and Company board of directors in 2016. Prior to joining Hertz Global Holdings Inc., Jackson was chief financial officer of

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Nielsen Holdings plc. Prior to joining Nielsen Holdings plc, he spent nearly 10 years at General Electric in a variety of financial leadership roles in GE Corporate, GE Aviation and GE Oil and Gas. Prior to joining GE, Mr. Jackson held several roles in finance, mergers and acquisitions, and strategic planning at Procter & Gamble, Yum Brands (Pizza Hut), First Data Corporation, and Total System Services. Mr. Jackson received his undergraduate degree in finance and business economics from the University of Notre Dame in 1990 and is a certified public accountant.

William G. Kaelin, Jr., M.D. Director	William G. Kaelin, Jr., M.D. is the Sidney Farber Professor of Medicine at the Harvard Medical School. He is also an Investigator at the Howard Hughes Medical Institute. He was elected to the board of directors of Eli Lilly and Company in June 2012. Kaelin received his degree in medicine from Duke University in 1982 and was a house officer and chief resident in internal medicine at Johns Hopkins Hospital. He was a medical oncology clinical fellow at Dana-Farber and a postdoctoral fellow in the laboratory of Dr. David Livingston, where he began his studies of tumor suppressor proteins. He became an independent investigator at Dana-Farber in 1992, and professor of Medicine at Harvard Medical School in 2002. He joined the Howard Hughes Medical Institute in 1998. Kaelin is a member of the American Society of Clinical Investigation (“ASCI”) and the American College of Physicians. He recently served on the National Cancer Institute Board of Scientific Advisors, the American Association for Cancer Research Board of Trustees and the Institute of Medicine National Cancer Policy Board. In 2019, Kaelin won the Nobel Prize in Physiology or Medicine for his work in understanding how cells sense and adapt to changes in oxygen. He is a recipient of the Albert Lasker Basic Medical Research Award, the Wiley prize in Biomedical Sciences from the Rockefeller University, the Steven C. Beering Award from the Indiana University School of Medicine, the ASCI’s Stanley J. Korsmeyer Award, the Scientific Grand Prix of the Foundation Lefoulon-Delalande, a Canada Gairdner International Award, the Paul marks Prize for Cancer Research from the Memorial Sloan Kettering Cancer Center, the Richard and Hinda Rosenthal Prize from the AACR, a Doris Duke Distinguished Clinical Scientist award, the Helis Award from Baylor College of Medicine, and the Massry Prize from the Meria and Shaul G. Massry Foundation. He was elected to the Association of American Physicians in 2014, the National Academy of Sciences in 2010 and the National Academy of Medicine in 2007.

Juan R. Luciano Director	Juan R. Luciano is chairman of the board of directors and chief executive officer of Archer Daniels Midland Company (“ADM”). He was elected to the Eli Lilly and Company board of directors in 2016. He was elected lead independent director, effective May 2019. Luciano joined ADM in 2011 as executive vice president and chief operating officer. He was named president in February 2014. He became chief executive officer in January 2015 and chairman of the board in January 2016. Under Luciano’s leadership, ADM has taken significant actions to deliver shareholder value through strategic growth, including investments in port facilities in Europe and South America, feed plants in the U.S. and China, and expanded

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
sweetener production capacity in Eastern Europe. Luciano has also led ADM’s continued expansion into the ingredients business. At the same time, Luciano has spearheaded operational excellence initiatives that have significantly enhanced the company’s capital, cost and cash positions, and has led efforts to continue building the organization’s internal leadership capacity. Before joining ADM, Luciano had successful 25-year tenure at The Dow Chemical Company, where he last served as executive vice president and president of the Performance division. Luciano holds an industrial engineering degree from the Buenos Aires Institute of Technology. He is a trustee of the Boys and Girls Clubs of America and serves as an alternate on the board of directors for Wilmar International Ltd.

David A. Ricks Chairman, CEO and Director	Dave Ricks is chairman and chief executive officer of Eli Lilly and Company. He was elected chairman of the company’s board effective June 2017. A Lilly veteran for more than 20 years, Ricks served as president of Lilly Bio-Medicines from 2012 to 2016. Previously, he was president of Lilly USA, the company’s largest affiliate, from 2009 to 2012. He served as president and general manager of Lilly China, operating in one of the world’s fastest-growing emerging markets, from 2008 to 2009. And he was general manager of Lilly Canada from 2005 to 2008, after roles as director of pharmaceutical marketing and national sales director in that country. Ricks joined Lilly in 1996 as a business development associate and held several management roles in U.S. marketing and sales before moving to Lilly Canada. Ricks earned a bachelor of science from Purdue University in 1990 and an MBA from Indiana University in 1996. Ricks is president of the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA). He serves as chairman–elect of the board of the Pharmaceutical Research and Manufacturers of America (PhRMA). Dave is also on the boards of the Central Indiana Corporate Partnership and Adobe. He chairs the Riley Children’s Foundation Board of Governors.

Marschall S. Runge, M.D., Ph.D. Director	Marschall S. Runge, M.D., Ph.D., is executive vice president for Medical Affairs at the University of Michigan, Dean of the Medical School, and CEO of Michigan Medicine. Prior to joining the University of Michigan in March 2015, he was executive dean and chair of the Department of Medicine at the UNC School of Medicine, where he was instrumental in guiding the academic and clinical leadership of the School of Medicine and the UNC Health Care System. He was also principal investigator and director of the North Carolina Translational and Clinical Sciences (NC TraCS) Institute at UNC-Chapel Hill. He was elected to the board of directors of Eli Lilly and Company in 2013. Before joining the UNC faculty in 2000, Dr. Runge held the John Sealy Distinguished Chair in Internal Medicine and was director of the Division of Cardiology and the Sealy Center for Molecular Cardiology at the University of Texas Medical Branch at Galveston. Dr. Runge earned his doctorate in molecular biology at Vanderbilt University and his medical degree from Johns Hopkins School of Medicine, where he also completed a residency in internal medicine. He was a cardiology fellow and faculty member at Harvard’s Massachusetts General Hospital before joining Emory University as an

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
associate professor of medicine in 1989. Dr. Runge has been a physician-scientist for his entire career, combining basic and translational research with the care of patients with cardiovascular diseases and education. He is the author of over 200 publications in the field and holds five patents for novel approaches to health care.

Kathi P. Seifert Director	Kathi P. Seifert, retired executive vice president for Kimberly-Clark Corporation, was elected to the board of directors of Eli Lilly and Company in 1995. A native of Appleton, Wisconsin, she received a Bachelor of Science degree from Valparaiso University. Prior to joining Kimberly-Clark in 1978, Seifert held management positions at Procter & Gamble, Beatrice Foods, and Fort Howard Paper Company. She joined Kimberly-Clark as a product manager and held several marketing positions before being elected to executive vice president in November 1999. She retired in June 2004. Seifert is chairman of Katapult LLC and is a member of the boards of directors of Appvion, Investors Community Bank, Fox Cities Chamber of Commerce, Fox Cities Building for the Arts, Greater Fox Cities Habitat for Humanity, the Community Foundation for the Fox Valley Region, Inc., and Riverview Gardens.

Jackson Tai Director	Jackson Tai, former vice chairman and chief executive officer, DBS Group Holdings Ltd and DBS Bank Ltd, was elected to the Eli Lilly and Company board of directors in November 2013. In 1999, Tai joined DBS Group and DBS Bank (formerly the Development Bank of Singapore), one of the largest financial services groups in Asia, as chief financial officer. He served DBS as president and chief operating officer from 2001 to 2002 and as vice chairman and chief executive officer from 2002 to 2007. From 1974 to 1999, Tai was an investment banker with J.P. Morgan & Co. While at J.P. Morgan, Tai established the firm’s Japan capital markets business, based in Tokyo; founded the firm’s global real estate investment banking business, based in New York; served as the firm’s senior officer for Asia Pacific, based in Tokyo; and served as the firm’s senior officer for the Western United States, based in San Francisco. Tai serves as a non-executive director of MasterCard Incorporated and HSBC Holdings, PLC, where he is chairman of the risk committee. In the nonprofit sector, Tai is a director of the Metropolitan Opera, a trustee of Rensselaer Polytechnic Institute, a member of the Harvard Business School Asia-Pacific Advisory Board and the Harvard China Advisory Group. Tai received a bachelor `of science degree from Rensselaer Polytechnic Institute in 1972 and a master of business administration degree from Harvard University in 1974.

Karen Walker Director	Karen Walker, senior vice president and chief marketing officer, Intel Corporation, was elected to the Eli Lilly and Company board of directors in 2018. Based in San Jose, Walker is responsible for the company’s brand, marketing and growth strategies globally. Her 20-plus years in the IT industry have included senior field and marketing leadership roles in Europe, North America and the Asia-Pacific region. Prior to joining Intel Corporation, she held multiple business and consumer leadership positions at Cisco and Hewlett-Packard. Walker is a board member and CMO Growth Council member of the Association of National Advertisers

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
(ANA). She also serves on the advisory council for the Salvation Army of Silicon Valley. She was recognized two years in a row by Forbes as one of the Top 15 Most Influential CMOs in the World (2017 & 2018). Walker also sponsored multiple initiatives to accelerate female leadership within Cisco and is a strong supporter of the #SeeHer movement, which was started by the ANA with the goal of accurately portraying women and girls in the media by 2020. She also serves on the Advisory Council for the Salvation Army of Silicon Valley. Walker holds a Bachelor of Science degree with joint Honors in Chemistry and Business Studies from Loughborough University in England and was awarded an Honorary Doctorate of Business Administration from the University of Sunderland in 2018.

Melissa Stapleton Barnes Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer	Melissa Stapleton Barnes is senior vice president, enterprise risk management, and chief ethics and compliance officer for Eli Lilly and Company. She leads Lilly’s global Ethics and Compliance function. Melissa joined Lilly in 1994 and took her current role in 2013. She has held a variety of business and legal roles including general counsel for Lilly Diabetes and Lilly Oncology. Prior to her current role, she was deputy general counsel, responsible for overseeing all global litigation and investigations as well as managing the corporate secretary’s office and specialty legal functions. She earned a Bachelor of Science degree with highest distinction from Purdue University and a law degree from Harvard Law School. In 2016, Purdue University honored Melissa with the College of Liberal Arts Distinguished Alumni Award, and she currently serves on the Purdue Liberal Arts Dean’s Advisory Council. The Ethisphere Institute recognized Melissa as an Attorney Who Matters in 2015 and 2016. The Healthcare Businesswomen’s Association named her a Rising Star in 2012, and the Indianapolis Business Journal honored her as a Woman of Influence in 2017. In 2018, the Ethics and Compliance Initiative gave Melissa the Carol R. Marshall Award for innovation in corporate ethics. She serves on the board of directors for Algonquin Power and Utilities Corporation, headquartered in Toronto, and is the immediate past chair of the Ethics and Business Integrity Committee for the International Federation of Pharmaceutical Manufacturers & Associations. Locally, Melissa volunteers as chair of board of The Center for Performing Arts and serves as a board member for the Great American Songbook Foundation, as well as board and executive committee member for Visit Indy. Nationally, she is a member of the Ethics Research Council’s board of directors, the Corporate Ethics Leadership Council and the Healthcare Businesswomen’s Association. Melissa is a fellow with the Ethics and Compliance Initiative.

Stephen F. Fry Senior Vice President, Human Resources and Diversity	Steve Fry is senior vice president, human resources and diversity, for Eli Lilly and Company. Since joining Lilly in 1987 as a scientific systems analyst in Lilly Research Laboratories, Steve has held a range of roles in information technology and human resources. Following a series of managerial assignments, Steve served as human resources director for Lilly’s U.K. affiliate and then as executive director of human resources for the U.S. affiliate. In 2004 he was named managing director of the Australian affiliate, returning to the U.S. in 2007 to provide HR leadership

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
for the global sales and marketing organization before accepting the role of vice president supporting the Lilly Bio-Medicines and Emerging Markets business units. He assumed his current role in 2011. Steve earned his bachelor’s degree in information systems from the University of Indianapolis. Steve serves on the board of trustees at the University of Indianapolis and the governance board for Make-A-Wish in Ohio, Kentucky, and Indiana.

Michael J. Harrington Senior Vice President and General Counsel	Mike Harrington is senior vice president and general counsel for Eli Lilly and Company. Since joining Lilly in 1991 as an attorney in product liability litigation, Mike has served in a number of other business and legal positions, including managing director of the New Zealand affiliate and as associate general counsel for Lilly’s operations in the Asia-Pacific region. Mike most recently held the role of vice president and deputy general counsel of global pharmaceutical operations. In this capacity, he was responsible for legal issues related to Lilly’s five global business units. Before joining Lilly, Mike was a litigator at the law firm of Baker & Daniels in Indianapolis. Mike earned a bachelor’s degree in English from Albion College and a law degree from the Columbia University School of Law. Mike currently serves on the boards of Elanco Animal Health Incorporated, the National Center for State Courts and the Leadership Council for Legal Diversity. He is the co-chair of the Civil Justice Reform Group. He is also a member of the board of trustees and executive committee of Albion College, and he is past chairman of the Indiana Repertory Theatre’s board of directors. He was recently appointed to the Leaders Council of Legal Services Corporation.

Patrik Jonsson Senior Vice President and President, Lilly Bio-Medicines	Patrik Jonsson is a senior vice president of Eli Lilly and Company, and the president of Lilly Bio-Medicines. Since joining Lilly in 1991 as a sales representative, Patrik has held a number of positions in sales, marketing and general management. He served as European marketing director for Zyprexa and the neuroscience customer group, as managing director of Sweden and later of Scandinavia (Sweden, Norway and Denmark), and as president and general manager of Eli Lilly Italia. In 2012, when Lilly announced a new structure for the company’s European business, Patrik assumed additional responsibilities for the countries in central and southeastern Europe. In 2014, he became president and general manager of Lilly Japan. Patrik is a business graduate from Lund University, School of Economics and Management, in Sweden. He is the past chair of the Japan-based executive committee of PhRMA, and served on the board of the American Chamber of Commerce in Japan.

Mike Mason Senior Vice President and President, Lilly Diabetes	Mike Mason is senior vice president of Eli Lilly and Company and president of Lilly Diabetes. He is responsible for the global development and commercialization of Lilly’s diabetes franchise. Mike joined Lilly in 1989. During his 30-year career with the company, he has held various roles in research and development (R&D), engineering, manufacturing, supply chain, strategy, business development, market research and corporate leadership. His extensive experience covers a variety of therapeutic areas such as neuroscience, osteoporosis, oncology, urology and endocrinology. Mike currently serves on the board of directors for

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
United Schools of Indianapolis. He is a previous chair of St. Vincent Indianapolis Hospital’s board of directors, and also previously served on the board of directors of Canada’s Research-Based Pharmaceutical Companies.

Johna L. Norton Senior Vice President, Global Quality	Johna Norton is senior vice president of Global Quality for Eli Lilly and Company. Johna joined Lilly in 1990 as an analytical chemist. She went on to hold positions with increasing responsibility in quality assurance and quality control, supporting manufacturing and process development at both Lilly facilities and with Lilly’s external manufacturing partners. Throughout her career, she has worked at multiple Lilly manufacturing sites, including sites in Indiana, Ireland and Puerto Rico. Prior to her current role, Johna was vice president, Quality, for Lilly’s Active Pharmaceutical Ingredient (API) manufacturing network, Puerto Rico manufacturing, and Product Research and Development. She holds a bachelor’s degree in chemistry from Gannon University and a master’s degree in analytical chemistry from Miami University. Johna serves on the board of directors for United Way of Central Indiana. In 2017, FiercePharma named Johna one of the Top Women in Life Sciences.

Myles O’Neill Senior Vice President and President, Manufacturing Operations	Myles O’Neill is senior vice president and president of Manufacturing Operations for Eli Lilly and Company. He served as senior vice president of global parenteral drug product, delivery devices and regional manufacturing from 2012 until 2017. In this role, Myles was responsible for global parenteral manufacturing, emerging markets manufacturing, drug-product contract manufacturing, packaging and distribution operations. He provided oversight for manufacturing sites in 12 countries throughout North America, South America, Europe and Asia; these sites manufacture our final parenteral products that reaches patients. Myles has worked extensively in the pharmaceutical industry, including roles at Pfizer and other major companies. His Lilly career began in 2002, when he became director of bulk pharmaceutical operations. In 2005, Myles became vice president of Indianapolis parenteral operations. He holds a bachelor’s degree in chemistry from University College Cork in Cork, Ireland, and a master’s degree in business administration through DCU, Dublin. Myles is known for his strong leadership and expertise in Good Manufacturing Practices and FDA-approved pharmaceutical manufacturing environments.

Leigh Ann Pusey Senior Vice President, Corporate Affairs and Communications	Leigh Ann Pusey is the senior vice president of Corporate Affairs and Communications for Eli Lilly and Company. Leigh Ann joined Lilly in June 2017. Prior to joining Lilly, Leigh Ann was president and chief executive officer of the American Insurance Association (“AIA”) from 2009 to June 2017. Prior to that, she served in several AIA leadership positions, including chief operating officer and senior vice president for government affairs. From 1997 to 2000, she served as that company’s senior vice president of public affairs. From 1995 to 1997, Leigh Ann served as director of communications for the Office of the Speaker of the U.S. House of Representatives, and from 1993 to 1994, she was the deputy director of communications for the Republican National Committee. From 1990 to 1992, she served as special assistant and then deputy assistant to the president for the White House Office of Public Liaison. Leigh Ann

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
earned a bachelor’s degree in public administration from Samford University in 1984. Leigh Ann served on the board of the Insurance Institute for Highway Safety, was on the board of The George Washington Graduate School of Political Management and was a member of the U.S. Chamber of Commerce’s Committee of 100.

Aarti Shah, Ph.D. Senior Vice President and Chief Information and Digital Officer	Aarti Shah is a senior vice president and serves as chief information and digital officer of Eli Lilly and Company. She has responsibilities for global information technology, information security, advanced analytics and data sciences, and digital health. Aarti joined Lilly in 1994 as a senior statistician and was promoted to research scientist in 1999. She became vice president for biometrics in November 2009 and led three global functions: global statistical sciences, data sciences and solutions, and global scientific communications. Aarti developed and created an Advanced Analytics hub to enhance Lilly’s analytical capabilities and competencies. In 2013, she was named global brand development leader in Lilly’s Bio-Medicines business unit. She was promoted to senior vice president and became chief information officer in July 2016. Aarti received her bachelor’s and master’s degrees in statistics and mathematics in India before completing her Ph.D. in applied statistics at the University of California, Riverside. Aarti currently serves on the board of directors for the Indianapolis Public Library Foundation, the Indiana India Business Council and the Center of Interfaith Cooperation. She serves as a trustee for Shrimad Rajchandra Love and Care - USA, a nonprofit organization focused on educational, medical and humanitarian care. In 2016, she was honored as a Woman of Influence by the Indianapolis Business Journal and was also named one of the Fierce Women in Biopharma by FiercePharma.

Daniel M. Skovronsky, M.D., Ph.D. Senior Vice President and Chief Scientific Officer	Dan Skovronsky is the chief scientific officer of Eli Lilly and Company. He serves as senior vice president of science and technology and president of Lilly Research Laboratories. He also has responsibility for global business development. Dan joined Lilly in 2010 when the company acquired Avid Radiopharmaceuticals Inc., where he had been CEO since founding the company in 2004. At Lilly, Dan has held various roles, including vice president, tailored therapeutics; vice president, diabetes research; and most recently, senior vice president, clinical and product development. Dan completed his residency training in pathology and fellowship training in neuropathology at the Hospital of the University of Pennsylvania. He received his M.D. from the Perelman School of Medicine, University of Pennsylvania, in 2001 and his Ph.D. in Neuroscience from University of Pennsylvania in 2000. Dan earned a Bachelor of Science in molecular biophysics and biochemistry from Yale University in 1994.

Joshua L. Smiley Senior Vice President and Chief Financial Officer	Josh Smiley is a senior vice president and chief financial officer for Eli Lilly and Company. Since joining Lilly in 1995, Josh has held positions across finance, sales and marketing, and Six Sigma. His experience includes leading U.S. sales and marketing efforts to payers such as managed care organizations, Medicaid, Medicare and public hospitals. In addition, he was a member of Lilly’s corporate Six Sigma initial deployment and leadership team. Josh was named vice president and chief

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
financial officer for Lilly Research Laboratories in April 2007. In June 2011, he was promoted to senior vice president, finance, and expanded his responsibilities to become corporate controller, with responsibility for worldwide financial operations. Most recently, Josh served as senior vice president, finance, and treasurer until he was promoted to CFO in 2018. Josh earned his bachelor’s degree in history from Harvard University in 1993. Prior to joining Lilly, Josh worked in investment banking and consulting. Josh is a member of the board of trustees for Butler University and the board of directors for the Eskenazi Health Foundation.

Anne E. White Senior Vice President and President, Lilly Oncology	Anne White is a senior vice president of Eli Lilly and Company and president of Lilly Oncology. Anne has held a range of roles in drug development across multiple therapeutic areas, including oncology, neuroscience and infectious diseases. She has led the development of multiple late-phase opportunities and has led teams in successfully submitting and achieving new drug approvals for several new medicines. Anne has also had roles leading early phase drug development and patient tailoring in oncology. Her current and past responsibilities include global leadership and direction of several significant change transformations resulting in improved speed, efficiency and increased organizational health. Most notably, Anne has led Lilly’s effort to speed drug development, from target identification through successful launch. Anne served most recently as vice president of Portfolio Management, Chorus and Next Generation Research and Development, with previous roles of vice president of Oncology Clinical Development and chief operating officer for oncology. She has over 25 years of experience in the pharmaceutical industry. Anne also has experience in small-company pharma, having founded and led a startup company in oncology drug development, collaborating with the Moffitt Cancer Center and the National Cancer Institute. Anne earned a bachelor’s degree in engineering from the University of Michigan. Anne was awarded the Lilly Women’s Network Award for her efforts in mentoring and supporting women in the workplace. She was named to the first President’s Council in Lilly Research Laboratories in recognition for her leadership and impact on others.

Alfonso G. Zulueta Senior Vice President and President, Lilly International Citizenship: Philippines	Alfonso “Chito” Zulueta is a senior vice president of Eli Lilly and Company and president of Lilly International. In this role, he oversees commercial operations for the company’s human pharmaceutical products in all markets outside of the U.S., except for China. Chito joined Lilly in 1988 and has held key senior business positions in the United States, Japan and the emerging markets. After various sales and marketing roles, he served as president of global oncology and critical care products; vice president of global marketing; vice president for the U.S. diabetes/family health/neuroscience business; president of Asian Operations; president of Lilly Japan; and president of Emerging Markets business. He was named president of Lilly International in January 2017. He received a bachelor’s degree in economics from DeSalle University in the Philippines in 1983 and a master’s degree in business administration from the University of Virginia in 1987. In 2018, Chito received the Hyogo, Japan, Prefectural Award for contributions to the development of the Hyogo Prefecture during

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
his tenure as president of Lilly Japan. Outside of Lilly, Chito is a member of the board of directors for CTS, the leading designer and manufacturer of sensors, actuators and electronic components for a variety of markets. He also serves as chairman of the International Board of Sponsored Committee for the European Federation of Pharmaceutical Industries and Associations (EFPIA).

SECURITIES TRANSACTIONS

Name of Person	Date of Transaction	Amount of Securities Involved	Price per Share	Where and How the Transaction was Effected
Ralph Alvarez	January 14, 2020	67 Shares	$19.1616	Sale of Shares on Nasdaq
Ralph Alvarez	January 15, 2020	110 Shares	$19.1544	Sale of Shares on Nasdaq

The Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by express mail, courier or any other expedited service:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, Massachusetts 02021

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